NO ACT

PE
12-17-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13003974

DIVISION OF
CORPORATION FINANCE

January 15, 2014

JAN 15 2014

Washington, DC 20549

Joel T. May
Jones Day
jtmay@jonesday.com

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 1-15-14

Re: Verizon Communications Inc.
Incoming letter dated December 17, 2013

Dear Mr. May,

This is in response to your letters dated December 17, 2013 and January 9, 2014 concerning the shareholder proposal submitted to Verizon by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 30, 2013, January 1, 2014, January 9, 2014 and January 10, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Verizon Communications Inc.
Incoming letter dated December 17, 2013

The proposal requests that the board take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders in the aggregate of 15% of the company's outstanding common stock the power to call a special shareowner meeting.

We are unable to concur in your view that Verizon may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that John Chevedden submitted the proposal on behalf of Kenneth Steiner, the proponent, and a written statement was provided to Verizon verifying that the proponent satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(e)(2). In this regard, we note that Verizon received the proposal prior to the deadline for the receipt of shareholder proposals. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We are unable to concur in your view that Verizon may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Additionally, we are unable to conclude that the portions of the supporting statement you reference are irrelevant to a consideration of the subject matter of the proposal such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Accordingly, we do not believe that Verizon may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 10, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Verizon Communications Inc. (VZ)
Special Meetings
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 17, 2013 no action request by proxy.

The company proxy failed to compare each of the bullet points in its January 9, 2014 letter to each of these key points in Staff Legal Bulletin No. 14B (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because **they are not supported;**
>
> • the company objects to factual assertions that, while not materially false or misleading, **may be disputed or countered;**
>
> • the company objects to factual assertions because **those assertions may be interpreted by shareholders in a manner that is unfavorable to the company**, its directors, or its officers; and/or
>
> • the company objects to statements because **they represent the opinion of** the shareholder proponent or a **referenced source**, but the statements are not identified specifically as such.
>
> We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

This SLB No. 14B extract was included with the submittal of this rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Mary Louise Weber <mary.l.weber@verizon.com>

Exhibit: From Lockheed Martin 2013 proxy (see page 2):

Board of Directors Statement in Opposition to Proposal 4

Your Board does not believe that the proposed stockholder written consent arrangement is an appropriate corporate governance model for a widely-held public company. This proposal has the potential to be cumbersome and time consuming, and may create confusion among our stockholders. Multiple groups of stockholders would be able to solicit written consents at any time and as frequently as they choose on a range of special or self-interested issues. It also is possible that consent solicitations may conflict with one another or be duplicative, or may be directed at the interests of a group of stockholders and not at the interests of the Corporation or the stockholders as a whole.

Matters that are sufficiently important to require stockholder approval should be communicated in advance, so that they can be considered and voted upon by all stockholders based on appropriate and timely disclosure. This proposal would allow a group of stockholders to take action by written consent without prior communication to all stockholders of the proposed action or the reasons for the action. In that regard, this proposal disenfranchises stockholders who do not have the opportunity to participate in the process. Maryland law only permits stockholders to take action by less than unanimous written consent if it is expressly authorized in a corporation's charter. Because Lockheed Martin's Charter does not provide for stockholder action by less than unanimous written consent, all stockholders currently have an opportunity to consider any action subject to stockholder approval sufficiently in advance of the action being taken.

Requiring that all stockholder business be acted upon at a meeting is an inherently more democratic and open process than this proposal and helps to ensure the accuracy and completeness of information presented to stockholders to obtain their approval. The Corporation's Bylaws require minimum advance notice and disclosures regarding the matters to be presented and voted upon at meetings, as well as relevant information about the interests of the proponents of such actions. The Board believes that its members, as elected representatives charged with pursuing the best interests of the Corporation, should be provided the opportunity to consider stockholder proposals carefully, so that the Board may make appropriate recommendations to stockholders regarding the proposals.

The Board believes that an open and candid dialogue between the Board, management and stockholders is in the Corporation's best interests. To foster that dialogue, the Board has an established mechanism for stockholders to raise important matters outside the annual meeting cycle. Stockholders may communicate confidentially at any time with the Lead Director or with the non-management directors as a group (see details on page 79). The Board also encourages management, consistent with the Corporation's obligations under the securities laws, to disseminate information about the business broadly. Members of senior management regularly participate in conferences and other forums with stockholders and the investment community where there are opportunities to provide updates about the Corporation's plans and progress toward achievement of our objectives. Management also regularly seeks input from stockholders on governance issues.

As part of the Board's continuous review of, and commitment to best corporate governance practices and as a result of management's ongoing dialogue with stockholders, in recent years the Corporation has adopted a number of governance changes. In recent years, the Board has amended the Corporation's Bylaws to reduce the percentage of shares that an individual stockholder or group of stockholders must own to cause the Corporate Secretary to call a special meeting of stockholders (see further discussion on page 13). These changes have been implemented by the Board with a view toward balancing stockholders' rights to call a special meeting between annual meetings and the desire to enable the Board and management to focus their energies and attention on the business of the Corporation. The Corporation also adopted a majority vote standard for uncontested director elections and eliminated certain supermajority vote provisions in the Corporation's Charter. In addition, each member of the Board is elected annually, all of the current directors (except for two management directors) are independent, and the Corporation does not have a "Poison Pill." Finally, our current practice of not authorizing action by less than unanimous written consent is consistent with the approach taken by the majority of widely-held public companies. As has been its practice, the Board will continue to review best corporate governance practices and adopt those it believes, in light of specific circumstances, serve the best interests of the Corporation.

JONES DAY

1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053
TELEPHONE: +1.404.581.3939 • FACSIMILE: +1.404.581.8330

Direct Number: (404) 581-8967
jtmay@JonesDay.com

JP219180 January 9, 2014

VIA Email (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 205049

Re: Verizon Communications Inc. 2014 Annual Meeting Supplement Relating to Exclusion of Shareholder Proposal Entitled "Special Shareowner Meetings"

Ladies and Gentlemen:

We refer to our letter dated December 17, 2013 (the "December 17 Letter") pursuant to which we requested on behalf of our client Verizon Communications Inc., a Delaware corporation (the "Company"), that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by John Chevedden ("Chevedden") purportedly on behalf of Kenneth Steiner ("Steiner"), may be properly omitted pursuant to Rules 14a-8(b) or 14a-8(i)(3) from the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of shareholders (the "2014 Proxy Materials").

This letter is in response to the two letters to the Staff, dated December 30, 2013 and January 1, 2014 (collectively, the "Chevedden Letters"), submitted by Chevedden, and supplements our December 17 Letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being delivered to Mary Louise Weber, Assistant General Counsel, Verizon Communications Inc., at mary.l.weber@verizon.com and to Chevedden at ISMA & OMB Memorandum M-07-16 ***

The Chevedden Letters fail to rebut the Company's arguments that the Proposal may properly omitted from the Company's 2014 Proxy Materials on the basis that statements made in the Proposal are unsubstantiated, false and misleading in violation of Rule 14a-9.

The Chevedden Letters attempt to rebut certain, but not all, of the Company's arguments that statements contained in the Proposal are objectively and materially false or misleading. While the Company continues to assert that the supporting statement as a whole is materially false and misleading for the reasons discussed in the December 17 Letter, the Chevedden Letters fail to rebut the Company arguments with respect to each of the following statements, and the Company reasserts that the specific statements discussed below are objectively and materially false or misleading for the reasons contained in the December 17 Letter and as further discussed below.

- *"GMI Ratings, an independent investment research firm, rated our company D for its board and F for executive pay – $28 million for Lowell McAdam plus 29 years pension credit."*

  Chevedden asserts that this statement is not misleading because Mr. McAdam's "Total Realized Pay" (rather than his total compensation reported in the summary compensation table set forth in the Company's 2013 proxy statement) is $28 million. Mr. Chevedden's rebuttal further supports the Company's argument that the statement in the Proposal is materially misleading. The Proposal does not use the term "Total Realized Pay" or even introduce the concept of Total Realized Pay. In addition, this concept is not used or defined by the Company in its 2013 proxy statement. The purpose of the summary compensation table in the proxy statement, which is required by Item 402 of Regulation S-K, is to provide shareholders with a consistent point of reference to evaluate an executive's total pay from year to year and in relation to the total pay of other executives. In the absence of any reference to any other method of computing executive pay, a reasonable shareholder would be expected to wrongly conclude that the reference to Mr. McAdam's $28 million of compensation is a reference to his total compensation as required to be disclosed in the summary compensation table of the Company's proxy statement. Accordingly, this statement in the Proposal nearly doubles Mr. McAdam's total pay as reported in the summary compensation table in the proxy statement and is objectively untrue and materially false and misleading.

- *"Our company has not linked environmental or social performance to its incentive pay policies."*

  Mr. Chevedden asserts that the Company's position falls short because it only claims that it has a target unrelated to pay. This is a completely unsupported statement. The Proposal is objectively false and misleading because it asserts that the Company ***does not link*** environmental or social performance to its incentive pay policies. This is not a true or accurate statement. As a matter of fact, the Company does indeed link social performance to its incentive pay policies. As discussed in the December 17 Letter, the Company's 2012 annual performance measures included a diversity target, thereby linking social performance to its incentive pay policies. Moreover, the Company's 2013 proxy statement clearly describes the level of attainment of the specific diversity target and the fact that the Board of Directors took into consideration the level of attainment of each of the performance measures in determining the amount of the short-term incentive plan payments. This link between incentive pay policies and social performance is also consistent with the Company's 2011 annual performance measures.

- *"Donald Nicolaisen was on our audit committee and was "overboarded" with seats on 4 boards."*

  Mr. Chevedden asserts that the Company claims an overboarded director is not overboarded if the company "believes" otherwise. To the contrary, the Company's December 17 Letter references objective standards used by Institutional Shareholder Services (ISS) for determining whether a director is "overboarded." It is Mr. Chevedden that "believes" that Mr. Nicolaisen is overboarded, contrary to commonly accepted standards used by other institutional investors. Mr. Chevedden's rebuttal further supports the Company's argument that the Proposal is misleading. The Proposal does not define what is meant by "overboarded." As a result of the language in the Proposal, a reasonable shareholder would be expected to wrongly conclude that Mr. Nicolaisen sits on more than six boards of directors.

- *"GMI said there was not one audit committee member who had substantial industry knowledge."*

  Mr. Chevedden asserts that the Company does not claim that Ms. Moose was on the audit committee for all of 2013. We fail to understand this argument. Ms. Moose served on the audit committee for all of fiscal 2013. The Company disclosed her service on the audit committee in its 2013 proxy statement and has not publicly disclosed any changes in her status since that time.

- *"GMI said Verizon had come under investigation, or had been subject to fine, settlement or conviction for obstruction of justice or false statements."*

  "Our company had also come under investigation or had been subject to fine, settlement or conviction for unfair labor practices or other labor violations (direct or supply chain)."

  Mr. Chevedden asserts that the Company cannot make a particular disclosure in its periodic reports for one quarter, and then state that it is okay for a whole year or longer. The Company reiterates the argument made in the December 17 letter that the statements from the Proposal set forth above are objectively misleading, noting that it has not disclosed any investigations, fines, settlements or convictions for obstruction of justice or false statements or fines, settlements or convictions for unfair labor practices or other labor violations in its most recent annual reports on Form 10-K for the periods ended December 31, 2012 or 2011. The Company further reasserts that both of the statements in the Proposal make allegations of illegal or immoral conduct without any factual foundation.

- *"Verizon has not implemented OSHAS 18001 as its occupational health and safety management system."*

Despite Mr. Chevedden's rebuttal, the statement included in the Proposal is misleading. The Proposal states that the Company has not implemented OSHAS 18001. In fact, the Company's domestic wireline business is currently OSHAS 18-1 certified, and all of the Company's businesses have systems in place that achieve many of the same protections as OSHAS 18001.

- *"GMI said Verizon was rated as having Very Aggressive Accounting & Governance Risk, indicating higher accounting and governance risk than 91% of companies."*

  "Verizon also had higher shareholder class action litigation risk than 97% of all rated companies."

  The Chevedden Letters state that the Company does not deny these two points, which is a misrepresentation of the December 17 Letter. Mr. Chevedden, despite the Company's requests, has still not provided the Company with access to the full GMI Ratings reports, none of which are public. Accordingly, the Company has no way of evaluating or analyzing the statements, both of which make charges of improper conduct without factual foundation. The Company reasserts its position made in the December 17 Letter that these two statements are vague and misleading because they are not verifiable, provide no indication of the metrics used by GMI Ratings in evaluating these measures and provide no context for shareholders to determine the credibility of the cited statistic.

- *Chevedden Has Failed to Produce a License Allowing for His Use of the Third Party Content Included in the Supporting Statement.*

  Contrary to Mr. Chevedden's assertion, the Company is not required to provide examples of another company producing a license when it cites an independent investment research firm. While the Company can disclaim responsibility for the text of the Proposal under Rule 14a-8, this disclaimer may not protect the Company against copyright violations. The third, fourth, fifth, sixth and seventh paragraphs immediately following the resolution in the Proposal all include proprietary and copyrighted content of GMI Ratings. The Company reasserts its argument in the December 17 Letter that the Proposal's supporting statement includes proprietary and copyrighted content of GMI Ratings. Thus, the inclusion of the supporting statement in the 2014 Proxy Materials would cause the Company to include such proprietary and copyrighted content without a license for its use.

For all of the additional reasons set forth in the December 17 Letter, the Company continues to assert that the entire Proposal (or, alternatively, certain portions thereof) may be excluded from the Company's 2014 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(i)(3). In the event the Staff is unable to concur with those arguments, the Company requests that it be permitted to exclude the specific statements identified above pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. If you have any questions with respect to this matter, please feel free to contact Mary Louise Weber at (908) 559-5636 or me at (404) 581-8967.

Sincerely,



Joel T. May
Jones Day

cc: Mary Louise Weber, *Verizon Communications Inc.*
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 1, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Verizon Communications Inc. (VZ)
Special Meetings
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 17, 2013 no action request by proxy.

The company wants a license to be produced but does not cite an example of any company producing a license when citing a report of an independent investment research firm in its proxy.

The company did not state that, should it decide to cite GMI Ratings in its 2014 proxy in regard to issues that the company scored favorably, that it would first apply for a license from GMI. The company did not claim that GMI Ratings has never been cited by a company in its annual meeting proxy.

The company fails to acknowledge that it can disclaim responsibility for the rule 14a-8 proposal text.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Mary Louise Weber <mary.l.weber@verizon.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 30, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Verizon Communications Inc. (VZ)
Special Meetings
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 17, 2013 no action request by proxy.

In regard to the company questioning of accurate statements, attached is page 14 to 16 of the no action request with each bullet point numbered to match the rebuttal below:

1) The company fails to address that while Mr. Lowell McAdam's Total Summary Pay is $14 million – his Total Realized Pay is $28 million.
2) The company argument falls short because it only claims that it has a target unrelated to pay.
3) The company claims an overboarded director is not overboarded if the company "believes" otherwise.
4) The company does not claim that Ms. Moose was on the audit committee for all of 2013 which is the coverage period of the proposal.
6 & 7) The company claims that if one Quarter Report does not make a particular negative disclosure, then the company is okay for the whole year or longer.
8) The company claims if it has implemented OSHAS 18001 to a limited extent, it deserves full credit.
9) The company claims it need only have implemented something similar to the UN Global Compact in order to get full credit.
10 & 11) The company does not deny these two points but would like more information.
12) The company wants a license to be produced but does not cite an example of any company producing a license when it cites a report of an independent investment research firm in its proxy. The company fails to acknowledge that it can disclaim responsibility for the rule 14a-8 proposal text.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Mary Louise Weber <mary.l.weber@verizon.com>

materially false and misleading in violation of Rule 14a-9 and should be excluded in its entirety. In the alternative, if the Staff is unable to concur that the entire supporting statement be excluded, the Company believes the supporting statement should be revised to at least remove the fourth, fifth, sixth and seventh paragraphs immediately following the resolution in the Proposal, each of which is attributable to GMI Ratings.

The Proposal Includes Specific Statements That Are Objectively and Materially False or Misleading

While the Company believes that the supporting statement as a whole is materially false and misleading since the Company is unable to verify the supporting statement, the specific statements discussed below are objectively and materially false or misleading, and, in certain instances, make charges of improper, illegal or immoral conduct or association without factual foundation. To the extent that the Staff does not concur that the supporting statement may be excluded in its entirety (other than the first and second paragraphs immediately following the resolution), the Company requests that the Staff to concur with the exclusion of the following portions of the supporting statement.

(1) • "*GMI Ratings, an independent investment research firm, rated our company D for its board and F for executive pay – $28 million for Lowell McAdam plus 29 years pension credit.*" This statement is objectively false and misleading. The Company reported Mr. McAdam's total compensation of approximately $14.0 million (including changes in pension benefits) for fiscal 2012 in the summary compensation table included on page 51 of its 2013 Proxy Statement. In addition, the Company reported the approximately $2.9 million present value of his accumulated pension benefits for 29 years of service in the pension benefits table set forth on page 56 of the 2013 Proxy Statement.

(2) • "*Our company has not linked environmental or social performance to its incentive pay policies.*" This statement is objectively false and misleading. As reported on page 42 of the Company's 2013 Proxy Statement, the Company disclosed its commitment to promoting diversity and stated that its 2012 annual performance measures include a diversity target of (1) having 50% of new hires and promotions at and above the manager level consist of minority and female candidates, and (2) directing at least 14% of the overall supplier spending at the corporate level to minority- and female-owned or operated firms.

(3) • "*Donald Nicolaisen was on our audit committee and was "overboarded" with seats on 4 boards.*" This statement is objectively false and misleading. Donald Nicolaisen has served as a director on four boards of directors, but the Company believes he has adequate time and attention to dedicate to his directorship at the Company.

Moreover, the Company does not believe these four additional board seats constitute "overboarding" under common measures used by institutional and activist investors. Indeed, Institutional Shareholder Services Inc. (ISS) only considers a director that is not the CEO to be overboarded if that director sits on more than six boards in total.

(4)

- *"GMI said there was not one audit committee member who had substantial industry knowledge."* This statement is objectively false and misleading. The Company has disclosure regarding the qualifications of its directors on pages 11 through 17 of the 2013 Proxy Statement. As disclosed therein, Ms. Sandra Moose, as principal founder of The Boston Financial Group, has extensive experience as a strategic advisor on telecommunications issues. She also served on the Company's Board of Directors since 2000, and served on the board of directors of GTE Corporation, a predecessor to the Company, from 1978 to 2000. In addition, Messrs Nicolaisen, Keeth, Lane and Otis have all served on the Company's Board of Directors since at least 2006, giving them substantial knowledge regarding the Company's business and its industry.

(5)

- *"There was not one independent member of our board who had expertise in risk management."* This statement is objectively false and misleading. The Company has disclosed on pages 11 through 17 of its 2013 Proxy Statement that Messrs. Carrion, Nicolaisen and Otis, each of whom is an independent director, have significant experience and expertise in risk management.

(6)

- *"GMI said Verizon had come under investigation, or had been subject to fine, settlement or conviction for obstruction of justice or false statements."* This statement is vague, misleading and inaccurate, as it does not provide any indication of any such investigations, fines, settlements or convictions or any a basis for such statement. The Company did not disclose any investigations, fines, settlements or convictions for obstruction of justice or false statements in its Quarterly Report on Form 10-Q for the period ended September 30, 2013. In addition, to the Company's knowledge, it is not currently subject to any such investigations, fines, settlements, or convictions for obstruction of justice or false statements.

(7)

- *"Our company had also come under investigation or had been subject to fine, settlement or conviction for unfair labor practices or other labor violations (direct or supply chain)."* This statement is vague and misleading and meaningless to shareholders considering the Proposal. The Company did not disclose any investigations, fines, settlements or convictions related to unfair labor practices or labor violations in its Quarterly Report on Form 10-Q for the period ended September 30, 2013. However, any company with the size and breadth of the Company and a union labor force would be subject to investigation as long as a single union or single employee files an unfair labor practice that the government is required to investigate.

(8)
- *"Verizon has not implemented OSHAS 18001 as its occupational health and safety management system."* This statement is misleading and inaccurate. The Company's domestic wireline business is currently OSHAS 18001 certified, even if the Company's international business and its wireless business are not OSHAS 18001 certified. Both the wireline business and the wireless business, however, have systems in place that achieve many of the same protections as OSHAS 18001.

(9)
- *"Our company was not a UN Global Compact Signatory."* This statement is misleading. While the Company is not a signatory to the UN Global Compact, its Employee Code of Conduct, Human Rights Statement, Supplier Code of Conduct and Environmental and Safety Policy Statement, all of which are available on the Company's website, are consistent with the principles of the UN Global Compact.

(10)
- *"GMI said Verizon was rated as having Very Aggressive Accounting & Governance Risk, indicating higher accounting and governance risk than 91% of companies."* This statement is vague and misleading, as it does not provide any indication of the metrics used by GMI Ratings in evaluating the Company on its accounting and governance risk. Without context, shareholders will be unable to determine the credibility of the cited statistic, or its relevance to the Proposal on which they are being asked to vote.

(11)
- *"Verizon also had higher shareholder class action litigation risk than 97% of all rated companies."* This statement is vague and misleading, as it does not provide any indication of the metrics used by GMI Ratings in evaluating the Company on its shareholder litigation risk. Without context, shareholders will be unable to determine the credibility of the cited statistic, or its relevance to the Proposal on which they are being asked to vote.

(12)
- *Chevedden Has Failed to Produce a License Allowing for his Use of the Third Party Content Included in the Supporting Statement.* The Proposal's supporting statement includes proprietary and copyrighted content of GMI Ratings. Thus, the inclusion of the supporting statement in the 2014 Proxy Materials would cause the Company to include such proprietary and copyrighted content without a license for its use. Therefore, the entire supporting statement should be excluded under Rule 14a-8(i)(3). The third, fourth, fifth, sixth and seventh paragraphs immediately following the resolution in the Proposal all include proprietary and copyrighted content of GMI Ratings. Accordingly, the Company contacted Chevedden in the Second Deficiency Notice and requested "proof that (i) the proponent of the proposal has received a right and license from GMI Ratings to use its proprietary and copyright material in the proposal and (ii) the proponent has the right to sublicense Verizon to use it."

JONES DAY

1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053
TELEPHONE: +1.404.581.3939 • FACSIMILE: +1.404.581.8330

JP219180 December 17, 2013

Direct Number: (404) 581-8967
jtmay@JonesDay.com

Via Email (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 205049

Re: Verizon Communications Inc. – Exclusion of Shareholder Proposal Entitled "Special Shareowner Meetings"

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation (the "Company"), requesting confirmation that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission, if, in reliance upon Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company omits from its proxy materials for its 2014 annual meeting of shareholders (the "2014 Proxy Materials") the enclosed shareholder proposal entitled "Special Shareowner Meetings" and supporting statement (together, the "Proposal") submitted by John Chevedden ("Chevedden") purportedly on behalf of Kenneth Steiner ("Steiner").

The Company plans to file its definitive proxy statement with the Commission on or after March 17, 2014. Pursuant to Rule 14a-8(j) under the Exchange Act, we are submitting this letter not less than 80 calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission and have concurrently sent copies of this correspondence to Chevedden. A copy of the Proposal, the cover letter submitting the Proposal and other correspondence relating to the Proposal are attached as exhibits hereto. Pursuant to the guidance provided in Staff Legal Bulletin No. 14F (October 18, 2011) ("Staff Legal Bulletin 14F"), we request that the Staff provide its response to this request to Mary Louise Weber, Assistant General Counsel, Verizon Communications Inc., at mary.l.weber@verizon.com and to Chevedden at FISMA & OMB Memorandum M-07-16 ***

The Company has concluded that (1) the Proposal may be properly omitted from the 2014 Proxy Materials pursuant to the provisions of Rule 14a-8(b) and Rule 14a-8(f) as

Chevedden does not meet the eligibility requirements to submit the Proposal, and (2) portions of the Proposal may be excluded pursuant to the provisions of Rule 14a-8(i)(3) as the supporting statement contains identified portions that are unsubstantiated, false and misleading in violation of Rule 14a-9.

I. The Proposal

The Proposal is entitled "Special Shareowner Meetings." The Proposal sets forth the following resolution for inclusion in the 2014 Proxy Materials:

> "Resolved, Shareholders ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting."

The supporting statement included in the Proposal states as follows:

> "This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.
>
> Special meetings allow shareowners to vote in important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013.
>
> This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:
>
> GMI Ratings, an independent investment research firm, rated our company D for its board and F for executive pay — $28 million for Lowell McAdam plus 29 years pension credit. Unvested equity pay would not lapse upon CEO termination. Our company had not linked environmental or social performance to its incentive pay policies.

> Donald Nicolaisen was on our audit committee and was "overboarded" with seats on 4 boards. Joseph Neubauer received our highest negative votes and, with 18 years-long tenure, chaired our Executive Pay Committee. GMI said there was not one audit committee member who had substantial industry knowledge. There was not one independent member of our board who had expertise in risk management.
>
> GMI said Verizon had come under investigation, or had been subject to fine, settlement or conviction for obstruction of justice or false statements. Our company had also come under investigation or had been subject to fine, settlement or conviction for unfair labor practices or other labor violations (direct or supply chain). Verizon had not implemented OSHAS 18001 as its occupational health and safety management system. Our company was not a UN Global Compact signatory.
>
> GMI said Verizon was rated as having a Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 91% of companies. Verizon also had higher shareholder class action litigation risk than 97% of all rated companies.
>
> Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value[.]"

A copy of the Proposal is attached to this letter as Exhibit A and the related correspondence with Chevedden is attached hereto as Exhibit B.

II. The Procedural History of the Proposal

A. *Procedural History of Chevedden's Correspondence*

On October 28, 2013, the Company received an email from Chevedden that contained a copy of a letter from Steiner, dated as of October 16, 2013 (the "First Steiner Letter"), that purported to authorize Chevedden to act as Steiner's proxy for an attached shareholder proposal. The First Steiner Letter also included statements from Steiner that he would "meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting" and included a copy of the Proposal. On November 8, 2013, the Company received an email from Chevedden that contained a copy of a letter from TD Ameritrade, dated as of November 8, 2013 (the "Custodian Letter"), which confirmed Steiner's continuous beneficial ownership of at least 500 shares of Company stock since September 9, 2012.

In compliance with the time restrictions set forth in Rule 14a-8, the Company sent a notice of deficiency (the "First Deficiency Notice") on November 11, 2013 by email to Chevedden notifying him of procedural and eligibility deficiencies related to the Proposal. In the Deficiency Notice, the Company noted the recent litigation *Waste Connections, Inc. v. John Chevedden, James McRitchie and Myra K. Young* (Civil Action 4:13-CV-00176-KPE) (S.D. Tex. Jan. 24, 2013) ("*Waste Connections*") where the U.S. District Court for the Southern District of Texas granted declaratory judgment holding that Waste Connections, Inc. could omit a proposal submitted by Chevedden purportedly on behalf of James McRitchie because, in part, Rule 14a-8 does not permit a shareholder to grant a proxy to another to submit a shareholder proposal. The Deficiency Notice notified Chevedden that the same use of a proxy by Steiner for the Proposal could not be utilized under Rule 14a-8. The Company also noted that it was not clear that Steiner authorized the Proposal and therefore Chevedden was considered to be the proponent of the Proposal. As the proponent of the Proposal, Chevedden had not yet provided the Company with evidence of his eligibility to submit the proposal and requested (1) a written statement from the record holder of Chevedden's shares verifying his continuous ownership of the requisite amount of shares for at least one year and (2) a written statement that Chevedden intended to hold his shares through the date of the 2014 annual meeting. On November 11, 2013, the Company received an email from Chevedden requesting information regarding the appropriate section of *Waste Connections* for the method of submitting Rule 14a-8 proposals and confirmation that the Company had received the Custodian Letter.

On November 19, 2013, the Company received an email from Chevedden containing a copy of a letter from Steiner, dated as of November 19, 2013 (the "Second Steiner Letter"), that reconfirmed the First Steiner Letter and the Proposal and also included a statement that Steiner was the sole proponent of the Proposal. The Second Steiner Letter also contained duplicates of the First Steiner Letter and the Proposal. On November 22, 2013, the Company sent a second notice of deficiency (the "Second Deficiency Notice") to Chevedden by email and Federal Express overnight delivery. In the Second Deficiency Notice, the Company alerted Chevedden that the Proposal contained proprietary and copyrighted material of GMI Ratings, which without express authorization from GMI Ratings, would be considered copyright infringement in violation of Title 17 of the U.S. Copyright Act of 1976. The Company requested proof that "(i) the proponent of the proposal has received a right and license from GMI Ratings to use its proprietary and copyrights material in the proposal and (ii) the proponent has the right to sublicense Verizon to use it." In addition, the Company requested a copy of the proprietary report in order to verify the accuracy of the statements attributed to the report in the Proposal. On December 4, 2013, Chevedden responded to the Second Deficiency Notice by email stating that the inclusion of GMI Ratings data in the supporting statement would be "fair use" under applicable copyright law.

III. Grounds for Exclusion of the Proposal

Chevedden is not a record shareholder of the Company eligible to submit a shareholder proposal. Instead, Chevedden purports to act as a "proxy" for Steiner, who is a shareholder, to submit the Proposal for inclusion in the 2014 Proxy Materials. Rule 14a-8 does not permit a person to act as a shareholder's "proxy" in order to submit a shareholder proposal. Even if Chevedden is permitted to submit the Proposal on Steiner's behalf, portions of the Proposal are excludable from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(3) on the basis that the supporting statement contains unverifiable statements that may be false and misleading.

A. *The Proposal May Be Excluded Under Rule 14a-8 Because Chevedden Has Not Met the Eligibility Requirements to Submit the Proposal*

The Proposal may be excluded under Rule 14a-8(b) because Chevedden cannot legally submit the Proposal as a proxy for Steiner and thus, as the sole proponent of the Proposal, Chevedden has failed to establish the requisite eligibility to submit the Proposal.

The Commission has long held that only a company's shareholders may utilize Rule 14a-8 to submit a proposal for inclusion in a company's proxy materials. When a proponent is not a registered shareholder of the company, the proponent is responsible for proving his or her eligibility to submit a proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal, and (ii) continue to hold those securities through the date of the meeting.

In addition, the Staff has previously concurred that a proponent cannot circumvent the ownership requirements of Rule 14a-8 by asking another "nominal proponent" to satisfy Rule 14a-8(b). In *TRW Inc.* (Jan. 24, 2001), Chevedden was not otherwise eligible to submit a shareholder proposal to the company on his own behalf so he published an Internet inquiry seeking a shareholder of the company to sponsor Chevedden's proposal. One shareholder, Thomas Wallenberg, responded to the inquiry and signed an authorization letter stating that "[t]his is my legal proxy for Mr. John Chevedden to represent me and my shareholder proposal at the applicable shareholder meeting before, during and after the shareholder meeting. Please direct all future communication to John Chevedden." In subsequent conversations with the company, Wallenberg indicated that Chevedden had drafted the proposal and that Wallenberg was acting to support Chevedden. The company noted in its no-action request that there was a stark difference between "shareholders who are enticed to lend their shares to Mr. Chevedden in order to permit Mr. Chevedden to further his own agenda" and "shareholders who appoint another person as their proxy in order to acquire their advice, counsel and experience in addressing the shareholder's concerns with the [c]ompany." The Staff permitted exclusion of the proposal noting that there appeared to be some basis for excluding the proposal under Rule 14a-8(b) since Wallenberg was a nominal proponent for Chevedden, who was not eligible to submit a proposal himself to the company.

Along with the fact that Rule 14a-8 does not expressly authorize a person to act as a proxy to submit a proposal on behalf of a shareholder, recent litigation also indicates support against a "proposal by proxy" arrangement. In *Waste Connections*, the U.S. District Court for the Southern District of Texas agreed that there was no "proposal by proxy." The *Waste Connections* case concerned similar facts with the company receiving a shareholder proposal, submitted by Chevedden purportedly on behalf of a shareholder, regarding the annual election of directors. The original email from Chevedden attached a letter from the shareholder purporting to authorize Chevedden to act as the shareholder's proxy for submitting the proposal, which was not identified by name or description in the shareholder's letter. The company filed suit to exclude the proposal from its proxy materials and argued that (1) Rule 14a-8 does not permit a shareholder to submit a "proposal by proxy," (2) Chevedden failed to sufficiently demonstrate that the shareholder was the true proponent of the proposal prior to the Rule 14a-8(e)(2) deadline and (3) Chevedden failed to demonstrate that he was a shareholder who met the requirements of Rule 14a-8(b) to submit a proposal despite sufficient notice from the company of this requirement. On June 16, 2013, the District Court granted the company's motion for summary judgment and noted that the company had met its burden of demonstrating that there was "no genuine dispute as to the material facts" asserted in its motion, including the facts underlying the three bases for exclusion detailed above. Chevedden has filed a notice of appeal. The Motion for Declaratory Judgment, Motion for Summary Judgment (excluding exhibits), and Order in the *Waste Connections* case are attached as Exhibit C.

Although Rule 14a-8 does not authorize a person to act as a proxy to submit a proposal on behalf of a shareholder, Rule 14a-8(h) does provide that either the shareholder "or [the shareholder's] representative who is qualified under state law to present the proposal on [the shareholder's] behalf, must attend the meeting to present the proposal." As outlined thoroughly in *Waste Connections*, section (h) of Rule 14a-8 is the only section of the rule that allows a shareholder to designate a representative to act on his or her behalf, permitting such designation only for the limited purpose of presenting the shareholder's proposal at the shareholders' meeting. Rule 14a-8 does not contain any language permitting a non-shareholder to submit a proposal for inclusion in a company's proxy materials or permitting a shareholder to grant a proxy to another person in advance of the shareholders' meeting to allow that other person to submit a proposal.

Despite the ruling in *Waste Connections*, Chevedden has again attempted to submit a shareholder proposal by proxy through the use of a "nominal proponent" to satisfy Rule 14a-8(b). In the First Steiner Letter, Steiner gives the same proxy that was given in *Waste Connections*, i.e., "my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it...". As noted in *Waste Connections*, this so-called "proxy" would permit Chevedden to designate yet another, unidentified person – including persons unknown to Steiner – to submit a proposal to the Company on Steiner's behalf. Therefore, based on the ruling in *Waste Connections*, Chevedden could not submit the Proposal as proxy for Steiner as Rule 14a-8 does not permit proposal by proxy.

As the Company's view is that Rule 14a-8 does not permit a shareholder to submit a proposal through the use of a proxy such as provided in the First Steiner Letter, then the Company views Chevedden (not Steiner) as the true proponent of the Proposal. As noted above, Rule 14a-8(b) provides, and the Staff has previously noted, that when a shareholder is not a record holder, the shareholder is "responsible for proving his or her eligibility to submit a proposal to the company."[1] The shareholder may prove his or her eligibility by submitting, pursuant to Rule 14a-8(b)(2)(i), a written statement from the record holder of the shares verifying that the shareholder has owned the requisite amount of securities continuously for one year as of the date the shareholder submits the proposal. From the First Steiner Letter, and similarly in the correspondence in *Waste Connections*, the Company had no proof that Chevedden had the right to represent Steiner with regard to this Proposal. In fact, the Rule 14a-8(e) deadline had passed when the Company received the Second Steiner Letter purporting to show that the Proposal may have actually been submitted by Steiner as the sole proponent. Thus, the Company considers Chevedden to be the sole proponent of the Proposal. Indeed, any other conclusion would allow a non-shareholder to submit a proposal and then, after the deadline for submission has passed, search out an eligible shareholder to "rescue" the improperly filed proposal.

Under Rule 14a-8(f)(1), if the proponent fails to meet one of the eligibility or procedural requirements set forth in Rules 14a-8(a) through (d), then the company may exclude the proposal, provided that, if the deficiency can be remedied, the company has notified the proponent of the problem and the proponent has failed to adequately correct it. The company's notification of deficiency must be made in writing within 14 calendar days of receiving the proposal. A proponent's response to the notice of deficiency must be postmarked or transmitted electronically to the company no later than 14 days from the date the proponent receives the notice of deficiency. As the Company could only confirm that Chevedden was not a shareholder of record and he had provided no proof of his beneficial ownership of Company common stock, the Company gave timely notice of that deficiency to Chevedden in the First Deficiency Notice. In the First Deficiency Notice, the Company notified Chevedden that (a) based on *Waste Connections*, the Company considered Chevedden the sole proponent of the Proposal, and (b) he

[1] Staff Legal Bulletin No. 14 (July 13, 2001).

had not provided written proof of his eligibility to submit the Proposal. The First Deficiency Notice included:

(1) a reference to the recent litigation in the Southern District of Texas to which Chevedden was a party, including the claims that Rule 14a-8 did not permit a shareholder to submit a shareholder proposal through the use of a proxy and that the proxy letter at hand was not sufficient to demonstrate that Steiner had authorized the Proposal;

(2) a description of Rule 14a-8(b)'s eligibility requirements;

(3) a statement explaining that sufficient proof of ownership had not been received by the Company;

(4) an explanation of what Chevedden should do to comply with the rule (i.e., "provide a written statement from the record holder of your shares" and "a written statement that you intend to continue ownership of these shares through the date of the 2014 annual meeting");

(5) a description of the required proof of ownership in a manner consistent with the Staff's guidance (i.e., "[o]nly DTC participants are viewed as 'record holders' of securities for purposes of providing the written statement. You can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/customer/directories/dtc/dtc.php.");

(6) a statement calling Chevedden's attention to the 14-day deadline for responding to the Company's notice; and

(7) a copy of Rule 14a-8 and Staff Legal Bulletin 14F.

On November 19, 2013, Chevedden responded to the First Deficiency Notice by email, attaching the Second Steiner Letter, which stated that Steiner was the sole proponent of the Proposal. Chevedden provided no evidence supporting his assertion that he was authorized to submit the Proposal as a proxy for a shareholder under Rule 14a-8 or that the First Steiner Letter entitled him to submit the Proposal to the Company.

Allowing a non-shareholder to claim eligibility to submit a proposal on a shareholder's behalf and then demonstrate such eligibility only after receiving a deficiency notice would undercut the basic principle of Rule 14a-8 – that only shareholders are entitled to submit proposals. A non-shareholder is not entitled to submit a proposal and then, after the submission deadline and only after receiving notice of their failure to demonstrate eligibility, find approval of that proposal from an eligible shareholder as a post-hoc means of salvaging the proposal. For this reason, the Company believes Chevedden is the sole proponent of the Proposal and that submission of authorization to file the Proposal after the Rule 14a-8(e)(2) deadline does not cure Chevedden's ineligibility to submit the Proposal under Rule 14a-8.

As of the date of this letter, Chevedden has not provided written support demonstrating he has continuously held at least $2,000 in market value, or 1% of the Company's common stock entitled to be voted on the Proposal at the 2014 annual meeting for at least one year by the date on which the Proposal was submitted. When a company has provided sufficient notice to a shareholder of procedural and eligibility deficiencies under Rule 14a-8(f)(1) and those deficiencies have not been timely cured, the Staff has consistently permitted companies to omit shareholder proposals pursuant to Rule 14a-8(b) and (f).[2] Accordingly, the Company may properly exclude the Proposal from its 2014 Proxy Materials in reliance on Rule 14a-8(b) and (f).

B. *The Proposal May Be Excluded Under Rule 14a-8(e)(2) Because the Company Did Not Receive Evidence That It Was Submitted On Behalf of a Shareholder Satisfying the Eligibility Requirements Until After the Rule 14a-8(e) Deadline*

Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

The proxy statement for the Company's 2013 annual meeting (the "2013 Proxy Statement") was first sent to shareholders on or about March 18, 2013, as disclosed in the 2013 Proxy Statement. The Company's next annual meeting is scheduled for May 1, 2014. Since the Company held its previous annual meeting on May 2, 2013, and the 2014 annual meeting is scheduled for a date that is within 30 days of the anniversary of the date of the 2013 annual meeting, Rule 14a-8(e)(2) provides that all shareholder proposals were required to be received by the Company not less than 120 calendar days before the anniversary date of the 2013 Proxy Statement. In accordance with Staff Legal Bulletin 14, the Company calculated the deadline for proposals for the 2014 annual meeting as follows:

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[2] *See Anadarko Petroleum Corporation* (Jan. 26, 2011) (concurring with the exclusion of a shareholder as a co-sponsor of a shareholder proposal under Rule 14a-8(b) and (f) because the co-proponent "failed to supply within 14 days of Andarko's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)").

- Release date for 2013 Proxy Statement materials: March 18, 2013
- Increase that date by one year: March 18, 2014
- "Day One": March 17, 2014
- "Day 120": November 18, 2013

Pursuant to Rule 14a-5(e), the Company also set out the deadline for proposals in its 2013 Proxy Statement, which stated "[w]e must receive the proposal no later than November 18, 2013. We are not required to include any proposal in our proxy statement that we receive after that date or that does not comply with the rules of the SEC."

Although the Proposal was submitted to the Company prior to this deadline, the Company did not receive sufficient evidence that the Proposal was allegedly being submitted on behalf of a sole shareholder (i.e., Steiner) satisfying Rule 14a-8(b)'s eligibility requirements until after the November 18, 2013 deadline. Thus, the Proposal may be omitted in reliance on Rule 14a-8(e)(2) since it was not timely filed.[3] The Staff has consistently expressed the view that proposals received even one day after the deadline provided in Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials.[4]

C. *The Proposal May Be Excluded Under Rule 14a-8(i)(3) On the Basis That the Supporting Statement Contains Statements That Are Unsubstantiated, False and Misleading in Violation of Rule 14a-9*

If the Staff views the Proposal as being timely filed and concludes that all eligibility requirements have been satisfied, all or certain portions of the supporting statement of the Proposal should be excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9 "which prohibits materially false and misleading statements in proxy materials." Rule 14a-9 specifically provides that no solicitation may be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is

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[3] As noted above, the Company believes Chevedden, not Steiner, is the Proposal's sole proponent. If, however, the Staff is of the view that Steiner is the sole proponent of the Proposal, the Company believes evidence of Steiner's intent to submit the Proposal was not received prior to the Rule 14a-8(e) deadline.

[4] *See American Express Co.* (Dec. 21, 2004) (concurring that proposal received one day after the deadline could be excluded). *See also Thomas Industries Inc.* (Jan. 15, 2003); *SBC Communications Inc.* (Dec. 24, 2002); *Hewlett-Packard Co.* (Nov. 27, 2000) (same holding).

made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

The Staff recognized in Staff Legal Bulletin No. 14B (September 15, 2004) ("Staff Legal Bulletin 14B") that the exclusion of all or a part of a proposal or supporting statement may be appropriate where (i) the statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation; (ii) the company demonstrates objectively that a *factual statement is materially false or misleading*; or (iii) *substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal*,[5] such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Since publication of Staff Legal Bulletin 14B, the Staff has selectively allowed the exclusion of proposals, supporting statements, or portions thereof, on the basis that such proposals or supporting statements included materially false or misleading statements or statements that were irrelevant to the proposal at hand.[6] The Company believes that the statements identified below fall squarely within the circumstances set out in Staff Legal Bulletin 14B, and in which the Staff now provides no-action relief.

The Entire Supporting Statement Contains Unsubstantiated and Misleading References to Non-Public Materials that the Proponent Has Not Made Available to the Company for Evaluation

The Staff has indicated in previous guidance that references within a proposal to external sources can violate the Commission's proxy rules, including Rule 14a-9, and accordingly can support the exclusion of a proposal under Rule 14a-8(i)(3). In Staff Legal Bulletin No. 14, the Staff states that a proposal's reference to a website is excludable under Rule 14a-8(i)(3) "because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." The Staff has

[5] (emphasis added).

[6] *See, e.g.*, *Burlington Northern Santa Fe Corp.* (Jan. 31, 2001) (permitting exclusion of supporting statements involving racial and environmental policies as irrelevant to a proposal seeking stockholder approval of poison pills); *Boise Cascade Corp.* (Jan. 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for separation of the CEO and chairman). *See also Entergy Corp.* (Feb. 14, 2007) (permitting exclusion of a proposal where, along with other misleading defects in the proposal, the supporting statement was irrelevant to the subject matter of the proposal); *Energy East Corp.* (Feb. 12, 2007) (allowing exclusion of proposal where the proposal's subject matter was executive compensation, but supporting statement discussed disclosure and corporate governance which were irrelevant and misleading under Rule 14a-9); *The Bear Stearns Cos. Inc.* (Jan. 30, 2007) (agreeing that exclusion was proper under Rule14a-8(i)(3) because supporting statement was false and misleading under Rule 14a-9).

also concurred in the exclusion of newspaper article references within a proposal's supporting statement on the basis that such references were false and misleading under Rule 14a-9.[7]

Shareholder proponents are subject to the same standards that apply to companies under Rule 14a-9 when making references to external sources in a shareholder proposal. The Staff generally requires companies to provide copies of source materials when a company references external sources that are not publicly available in its proxy materials in order to demonstrate that the source references do not violate Rule 14a-9. In a August 2011 comment letter to Forest Laboratories, Inc., the Staff noted that the company's definitive additional proxy soliciting materials contained statements attributed to a Jefferies Research report that was not provided. The Staff requested that copies of the report be made available and reiterated the request when the company failed to provide the Jeffries Research materials by stating "[u]ntil such support is provided or filings made, please avoid referencing or making similar unsupported statements in your filings. Refer to Rule 14a-9."[8] The Staff also made similar requests of H.J. Heinz Company when it requested a full copy of an article from which the company had quoted an individual in order to "appreciate the full context in which the quote appears" and also reminded the company "that referring to another person's statements does not insulate you from the applicability of Rule 14a-9" and the company should "refrain from making any unsupportable statements."[9]

Similar to its requests of companies regarding their proxy materials, the Staff also requires shareholder proponents to provide companies with source materials that are not publicly available in order to show that references to these materials do not violate Rule 14a-9. In Staff Legal Bulletin 14G (October 16, 2012) ("Staff Legal Bulletin 14G"), the Staff reiterated that references to external sources are excludable under Rule 14a-8(i)(3) and stated "if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for the company or the Staff to evaluate whether the website reference may be excluded." In Staff Legal Bulletin 14G, the Staff also noted that a reference to an external source that is not publicly available could avoid exclusion "if the proponent at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website."[10]

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[7] *See Freeport-McMoRan Copper & Gold Inc.* (Feb. 22, 1999).

[8] SEC Comment Letter to Forest Laboratories, Inc. (Staff response Aug. 12, 2011).

[9] SEC Comment Letter to H.J. Heinz Company (Staff response July 21, 2006).

[10] *See also The Charles Schwab Corp.* (Mar. 7, 2012) (not concurring with the exclusion of a website address from the text of a proposal because "the proponent has provided [the company] with the information that would be included on the website).

In this case, the fourth, fifth, sixth and seventh paragraphs of the supporting statement to the Proposal contain information purportedly reported by GMI Ratings, an external source that is not publicly available. GMI Ratings' reports on companies are not publicly available and it is impossible to determine what data source or type of report the Proposal purports to cite from.[11] Without being provided the source document(s) by the proponent, the Company has no way to substantiate any statements attributable to GMI Ratings, determine whether those statements are taken out of context, or determine whether those statements have been updated or are out of date. In addition, there are other statements in the supporting statement that are not explicitly attributable to GMI Rating but instead are presented in a way that suggests that they are attributable to GMI Ratings, stressing the need to be able to verify whether the supporting statement is misleadingly presenting the proponent's own views in a way that appears to attribute them to GMI Ratings, which the proponent promotes as "an independent investment research firm."[12]

The proponent cannot circumvent the Company's review of the supporting statement by withholding the material necessary to evaluate the statements for compliance with Rule 14a-9. There is no distinction between supporting statements that refer shareholders to an unavailable external website and supporting statements that reference and purport to attribute statements to a non-public report or website. The Company's Second Deficiency Notice specifically requested a copy of the GMI Ratings report so that the Company could "verify the accuracy of the statements contained in the proposal that are attributed to the report." Without access to the GMI Ratings report, the Company can neither "assess the context of the information upon which the [the Proponent] [rel[ies],"[13] nor "appreciate the context in which the quote[s] appear."[14] Therefore, the proponent's failure to provide the GMI Ratings report is incompatible with the Commission's proxy rules and justifies exclusion of the supporting statement under Rule 14a-8(i)(3).

The supporting statement contains statements that are attributed to an external source that the proponent has not made available to the Company for evaluation. As the proponent has failed to provide the Company with the referenced materials, the supporting statement is

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[11] The GMI Ratings website (http://www3.gmiratings.com/home/) contains links to ESG Analytics, AGR Analytics, Forensic Alpha Model, GMI Compliance, Global LeaderBoard and Custom Research. All of GMI Ratings in-depth reports require a paid subscription. GMI Ratings will provide companies that are not subscribers with only a complimentary overview copy of GMI Ratings' ESG and AGR Report.

[12] The fourth, fifth, sixth and seventh paragraphs of the supporting statement all contain sentences expressly attributable to GMI Ratings and then statements that are not expressly attributable. For example, "GMI said there was not one audit committee member who had substantial industry knowledge. There was not one independent member of our board who had expertise in risk management."

[13] *See Forest Laboratories, Inc.* (Staff response Aug. 2, 2011).

[14] *See H.J. Heinz Co.* (Staff response July 21, 2006).

materially false and misleading in violation of Rule 14a-9 and should be excluded in its entirety. In the alternative, if the Staff is unable to concur that the entire supporting statement be excluded, the Company believes the supporting statement should be revised to at least remove the fourth, fifth, sixth and seventh paragraphs immediately following the resolution in the Proposal, each of which is attributable to GMI Ratings.

The Proposal Includes Specific Statements That Are Objectively and Materially False or Misleading

While the Company believes that the supporting statement as a whole is materially false and misleading since the Company is unable to verify the supporting statement, the specific statements discussed below are objectively and materially false or misleading, and, in certain instances, make charges of improper, illegal or immoral conduct or association without factual foundation. To the extent that the Staff does not concur that the supporting statement may be excluded in its entirety (other than the first and second paragraphs immediately following the resolution), the Company requests that the Staff to concur with the exclusion of the following portions of the supporting statement.

- "*GMI Ratings, an independent investment research firm, rated our company D for its board and F for executive pay – $28 million for Lowell McAdam plus 29 years pension credit.*" This statement is objectively false and misleading. The Company reported Mr. McAdam's total compensation of approximately $14.0 million (including changes in pension benefits) for fiscal 2012 in the summary compensation table included on page 51 of its 2013 Proxy Statement. In addition, the Company reported the approximately $2.9 million present value of his accumulated pension benefits for 29 years of service in the pension benefits table set forth on page 56 of the 2013 Proxy Statement.

- "*Our company has not linked environmental or social performance to its incentive pay policies.*" This statement is objectively false and misleading. As reported on page 42 of the Company's 2013 Proxy Statement, the Company disclosed its commitment to promoting diversity and stated that its 2012 annual performance measures include a diversity target of (1) having 50% of new hires and promotions at and above the manager level consist of minority and female candidates, and (2) directing at least 14% of the overall supplier spending at the corporate level to minority- and female-owned or operated firms.

- "*Donald Nicolaisen was on our audit committee and was "overboarded" with seats on 4 boards.*" This statement is objectively false and misleading. Donald Nicolaisen has served as a director on four boards of directors, but the Company believes he has adequate time and attention to dedicate to his directorship at the Company.

Moreover, the Company does not believe these four additional board seats constitute "overboarding" under common measures used by institutional and activist investors. Indeed, Institutional Shareholder Services Inc. (ISS) only considers a director that is not the CEO to be overboarded if that director sits on more than six boards in total.

- "*GMI said there was not one audit committee member who had substantial industry knowledge.*" This statement is objectively false and misleading. The Company has disclosure regarding the qualifications of its directors on pages 11 through 17 of the 2013 Proxy Statement. As disclosed therein, Ms. Sandra Moose, as principal founder of The Boston Financial Group, has extensive experience as a strategic advisor on telecommunications issues. She also served on the Company's Board of Directors since 2000, and served on the board of directors of GTE Corporation, a predecessor to the Company, from 1978 to 2000. In addition, Messrs Nicolaisen, Keeth, Lane and Otis have all served on the Company's Board of Directors since at least 2006, giving them substantial knowledge regarding the Company's business and its industry.

- "*There was not one independent member of our board who had expertise in risk management.*" This statement is objectively false and misleading. The Company has disclosed on pages 11 through 17 of its 2013 Proxy Statement that Messrs. Carrion, Nicolaisen and Otis, each of whom is an independent director, have significant experience and expertise in risk management.

- "*GMI said Verizon had come under investigation, or had been subject to fine, settlement or conviction for obstruction of justice or false statements.*" This statement is vague, misleading and inaccurate, as it does not provide any indication of any such investigations, fines, settlements or convictions or any a basis for such statement. The Company did not disclose any investigations, fines, settlements or convictions for obstruction of justice or false statements in its Quarterly Report on Form 10-Q for the period ended September 30, 2013. In addition, to the Company's knowledge, it is not currently subject to any such investigations, fines, settlements, or convictions for obstruction of justice or false statements.

- "*Our company had also come under investigation or had been subject to fine, settlement or conviction for unfair labor practices or other labor violations (direct or supply chain).*" This statement is vague and misleading and meaningless to shareholders considering the Proposal. The Company did not disclose any investigations, fines, settlements or convictions related to unfair labor practices or labor violations in its Quarterly Report on Form 10-Q for the period ended September 30, 2013. However, any company with the size and breadth of the Company and a union labor force would be subject to investigation as long as a single union or single employee files an unfair labor practice that the government is required to investigate.

- "*Verizon has not implemented OSHAS 18001 as its occupational health and safety management system.*" This statement is misleading and inaccurate. The Company's domestic wireline business is currently OSHAS 18001 certified, even if the Company's international business and its wireless business are not OSHAS 18001 certified. Both the wireline business and the wireless business, however, have systems in place that achieve many of the same protections as OSHAS 18001.

- "*Our company was not a UN Global Compact Signatory.*" This statement is misleading. While the Company is not a signatory to the UN Global Compact, its Employee Code of Conduct, Human Rights Statement, Supplier Code of Conduct and Environmental and Safety Policy Statement, all of which are available on the Company's website, are consistent with the principles of the UN Global Compact.

- "*GMI said Verizon was rated as having Very Aggressive Accounting & Governance Risk, indicating higher accounting and governance risk than 91% of companies.*" This statement is vague and misleading, as it does not provide any indication of the metrics used by GMI Ratings in evaluating the Company on its accounting and governance risk. Without context, shareholders will be unable to determine the credibility of the cited statistic, or its relevance to the Proposal on which they are being asked to vote.

- "*Verizon also had higher shareholder class action litigation risk than 97% of all rated companies.*" This statement is vague and misleading, as it does not provide any indication of the metrics used by GMI Ratings in evaluating the Company on its shareholder litigation risk. Without context, shareholders will be unable to determine the credibility of the cited statistic, or its relevance to the Proposal on which they are being asked to vote.

- *Chevedden Has Failed to Produce a License Allowing for his Use of the Third Party Content Included in the Supporting Statement.* The Proposal's supporting statement includes proprietary and copyrighted content of GMI Ratings. Thus, the inclusion of the supporting statement in the 2014 Proxy Materials would cause the Company to include such proprietary and copyrighted content without a license for its use. Therefore, the entire supporting statement should be excluded under Rule 14a-8(i)(3). The third, fourth, fifth, sixth and seventh paragraphs immediately following the resolution in the Proposal all include proprietary and copyrighted content of GMI Ratings. Accordingly, the Company contacted Chevedden in the Second Deficiency Notice and requested "proof that (i) the proponent of the proposal has received a right and license from GMI Ratings to use its proprietary and copyright material in the proposal and (ii) the proponent has the right to sublicense Verizon to use it."

Chevedden responded summarily that the fair use doctrine protected the use of the GMI Ratings report in this context. The Company has not received any evidence of the proponent's ability to license the GMI Ratings' content to the Company for use in the 2014 Proxy Materials. Therefore, the supporting statement should be excluded from the 2014 Proxy Materials because the Company believes the inclusion of the supporting statement could lead to the unauthorized use by the Company of proprietary and copyrighted content from GMI Ratings.

Accordingly, the Company believes the entire Proposal (other than the resolution and first and second paragraphs immediately following the resolution) may be excluded from our 2014 Proxy Materials pursuant to Rule 14a-8(i)(3). Alternatively, and to the extent that the Staff does not concur that the third, fourth, fifth, sixth and seventh paragraphs of the supporting statement may be excluded, then the Company requests that it be permitted to exclude the specific statements identified above.

The Entire Supporting Statement Is Irrelevant to the Subject Matter of the Proposal

As noted above, the Company believes that the supporting statement as a whole is materially false and misleading since the Company is unable to verify the supporting statement and that specific statements discussed above are objectively and materially false or misleading. If, however, the Staff does not concur with these views, the Company believes that a significant majority of the supporting statement (other than the first and second paragraphs immediately following the resolution) is comprised of assertions that are unrelated and irrelevant to the topic of the Proposal – the power of shareholders to call a special shareowner meeting.

There is a strong likelihood that a reasonable shareholder would, after reading the supporting statement, be uncertain as to the whether his or her vote relates to executive compensation, audit committee and board membership, litigation concerning labor violations, workplace safety, accounting and governance risks, environmental, social and corporate governance performance, or the ability to call a special shareowner meeting. Even the proponent acknowledges that the supporting statement is unrelated to the Proposal by including the following sentence at the end of the supporting statement – "[r]eturning to the core topic of this proposal from the context of our clearly improvable corporate governance" – and yet does not refer again to a special shareowner meeting in the concluding statement. The proponent does not link the unrelated statements to the Proposal, but merely states that the Proposal "should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013." As a result, the combination of the resolution and supporting statement, when read together, is materially misleading since there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote after reading the entire Proposal.

The supporting statement is also misleading in that it attempts to influence votes in favor of the Proposal based on unrelated matters and purported deficiencies, rather than on the merits of the resolution itself. The supporting statement improperly instructs shareholders to evaluate the Proposal "more favorably ... due to [the] Company's clearly improvable environmental, social and corporate governance performance," which suggests that shareholders who vote in favor of the Proposal will be voting to take action to address the purported deficiencies discussed in the supporting statement. This suggestion is false and materially misleading to shareholders.

The proponent should not be allowed to misuse the shareholder proposal process by raising irrelevant, false and misleading matters regarding the Company, thus providing a public forum to raise supposed grievances that bear no reasonable relation to the subject matter of the Proposal. Moreover, the inclusion of these statements puts the Company in the unfortunate position of either responding to these matters in the proxy statement, adding further disclosure that is irrelevant and distracting to shareholders, or leaving the matters unchallenged and thereby giving the false impression that the Company has no response to the criticisms raised in the Proposal. Exclusion of the irrelevant portions of the Proposal would further investor protection by focusing the disclosure on the most important matters presented in the proxy statement rather than burdening investors with lengthy and distracting disclosures.

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. Correspondence regarding this letter should be sent to mary.l.weber@verizon.com or please feel free to contact us at jtmay@jonesday.com.

Sincerely,



Joel T. May
Jones Day

Enclosures

cc: Mary Louise Weber, *Verizon Communications Inc.*
John Chevedden

EXHIBIT A

Weber, Mary L

From: olmsted*** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, October 28, 2013 6:45 PM
To: Weber, Mary L

Subject: Rule 14a-8 Proposal (VZ)``
Attachments: CCE00001.pdf

Dear Ms. Weber,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Lowell C. McAdam
Chairman of the Board
Verizon Communications Inc. (VZ)
140 West Street Fl 29
New York NY 10007
Phone: 212 395-1000

Dear Mr. McAdam,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-16-13
Date

cc: William L. Horton, Jr.
Corporate Secretary
Mary Louise Weber <mary.l.weber@verizon.com>
Assistant General Counsel
PH: (908) 559-5636
FX: 908-696-2068

[VZ: Rule 14a-8 Proposal, October 28, 2013]

4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for its board and F for executive pay – $28 million for Lowell McAdam plus 29 years pension credit. Unvested equity pay would not lapse upon CEO termination. Our company had not linked environmental or social performance to its incentive pay policies.

Donald Nicolaisen was on our audit committee and was "overboarded" with seats on 4 boards. Joseph Neubauer received our highest negative votes and, with 18 years long-tenure, chaired our Executive Pay Committee. GMI said there was not one audit committee member who had substantial industry knowledge. There was not one independent member of our board who had expertise in risk management.

GMI said Verizon had come under investigation, or had been subject to fine, settlement or conviction for obstruction of justice or false statements. Our company had also come under investigation or had been subject to fine, settlement or conviction for unfair labor practices or other labor violations (direct or supply chain). Verizon had not implemented OSHAS 18001 as its occupational health and safety management system. Our company was not a UN Global Compact signatory.

GMI said Verizon was rated as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 91% of companies. Verizon also had higher shareholder class action litigation risk than 97% of all rated companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Weber, Mary L

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 08, 2013 9:47 PM
To: Weber, Mary L
Subject: Rule 14a-8 Proposal (VZ) tdt
Attachments: CCE00006.pdf

Dear Ms. Weber,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden
cc: Kenneth Steiner



Post-it® Fax Note 7671	Date 11-8-13	# of pages ▸
To Mary Louise Weber	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 908-696-2068	Fax #	

November 8, 2013

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing Inc DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that, since September 9, 2012, you have continuously held at least 500 shares each of, Verizon Communications Com (VZ), Valley national Bancorp Com (VLY), Pepsico Inc Com (PEP), Windstream Holdings Inc Com (WIN), Bristol-Myers Squibb Com (BMY), Baxter International Inc (BAX), Dow Chemical Com (DOW), Bank of America Corp (BAC), and Citigroup Inc (C).

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

Weber, Mary L

To: John Chevedden*** FISMA & OMB Memorandum M-07-16 ***
Subject: Verizon Rule 14a-8 Proposal (K. Steiner)
Attachments: Verizon Rule 14a-8 Proposal (K. Steiner).pdf

Mr. Chevedden,

Please see the attached letter.

Regards,
Mary Louise Weber

Mary Louise Weber
Assistant General Counsel
One Verizon Way, VC54S440
Basking Ridge, NJ 07920
(908) 559-5636
mary.l.weber@verizon.com

Weber, Mary L

From:	Microsoft Exchange
To:	John Chevedden*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, November 11, 2013 1:28 PM
Subject:	Relayed: Verizon Rule 14a-8 Proposal (K. Steiner)

Delivery to these recipients or distribution lists is complete, but delivery notification was not sent by the destination:

John Chevedden*** FISMA & OMB Memorandum M-07-16 ***

Subject: Verizon Rule 14a-8 Proposal (K. Steiner)

Sent by Microsoft Exchange Server 2007

Mary Louise Weber
Assistant General Counsel



One Verizon Way
VC54S440
Basking Ridge, New Jersey 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

November 11, 2013

By Email

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing to acknowledge receipt on October 28, 2013, of an email from you submitting a shareholder proposal relating to the right to call a special shareowner meeting (the "Proposal") for inclusion in Verizon Communications Inc.'s proxy statement for the 2014 annual meeting of shareholders. The email contained a letter from Kenneth Steiner, dated October 16, 2013, purporting to appoint you and your designee as his proxy to submit this proposal on his behalf. However, noting the recent litigation to which you were a party in the Southern District of Texas, it does not appear that Rule 14a-8 permits a shareholder to submit a shareholder proposal through the use of a proxy such as the letter you provided. In addition, similar to the arguments made to the Southern District of Texas in the referenced litigation, it is not clear from the letter you provided that Mr. Steiner authorized the Proposal to be submitted to Verizon. In this regard, we note that the "proxy" letter does not identify the proposal being submitted to Verizon, but instead appears to be a fill-in-the blank form letter to which any proposal could be attached. Therefore, we consider you to be the proponent of the Proposal.

The Proposal contains certain procedural deficiencies, as set forth below, which the Securities and Exchange Commission (SEC) regulations require us to bring to your attention.

Ownership Verification.
Under the SEC's proxy rules, in order to be eligible to submit a proposal for the 2014 annual meeting, a proponent must have continuously held at least $2,000, or 1%, in market value, of Verizon's common stock for at least one year prior to the date that the proposal is submitted. In addition, the proponent must continue

to hold at least this amount of the stock through the date of the annual meeting. For your reference, I have attached a copy of the SEC's proxy rules relating to shareholder proposals.

Our records indicate that you are not a registered holder of Verizon common stock. Please provide a written statement from the record holder of your shares (usually a bank or broker) verifying that, as of the date you submitted the Proposal (October 28, 2013), you held, and have continuously held for at least one year, at least $2,000 in market value of Verizon common stock. Please note that some banks or brokers are not considered to be "record holders" under the SEC proxy rules, because they do not hold custody of client funds and securities. Only DTC participants are viewed as "record holders" of securities for purposes of providing the written statement. You can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/customer/directories/dtc/dtc.php. If your bank or broker is not a DTC Participant, the bank or broker should be able to provide you with a contact at the DTC Participant who has custody of your securities.

Statement of Intent Regarding Continued Ownership.
In addition, Verizon has not received your written statement that you intend to continue to hold the requisite shares through the date of Verizon's 2014 annual meeting, as required by Rule 14a-8(b). To remedy this defect you must submit to Verizon a written statement that you intend to continue ownership of the shares through the date of the 2014 annual meeting.

Response Required Within 14 Days.
The SEC rules require that documentation correcting all of the procedural deficiencies described in this letter be postmarked or transmitted electronically to us no later than 14 days from the day you receive this letter.
Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy statement for the Verizon 2014 annual meeting.

Please do not hesitate to contact me if you have any questions.

Very truly yours,



Mary Louise Weber

Attachment

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In [illegible] order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Weber, Mary L

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 11, 2013 2:23 PM
To: Weber, Mary L
Subject: Rule 14a-8 Proposal (VZ) wcn`

Dear Ms. Weber,
Thank your for confirming receipt of Mr. Kenneth Steiner's rule 14a-8 proposal. In regard to Verizon's vague request can you advise the section of the Final Judgment in Waste Connections, Inc. 4:13-cv-00176 that addressed the method of submitting rule 14a-8 proposals. It seems that Verizon's position is that the Final Judgment specifically reaffirmed every claim that Waste Connections made in the lawsuit. Please respond by November 13, 2013.
John Chevedden
cc: Kenneth Steiner

Weber, Mary L

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 11, 2013 2:50 PM
To: Weber, Mary L
Subject: Rule 14a-8 Proposal (VZ) wcn`

Dear Ms. Weber,
Pleas confirm by November 13, 2013 that you received the November 8, 2013 TD Ameritrade letter verifying Mr. Kenneth Steiner's stock ownership.
John Chevedden
cc: Kenneth Steiner

Weber, Mary L

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 19, 2013 12:10 PM
To: Weber, Mary L
Subject: Rule 14a-8 Proposal (VZ) mos`
Attachments: CCE00002.pdf

Dear Ms. Weber,
Although not believed to be necessary, attached is a resubmittal of Mr. Kenneth Steiner's rule 14a-proposl in a revised format as a special accommodation in response to the vague company November 11, 2013 letter.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc. (VZ)
140 West Street Fl 29
New York NY 10007
Phone: 212 395-1000
PH: (908) 559-5636
FX: 908-696-2068
mary.l.weber@verizon.com

Dear Mr. Weber,

This is to respond to the company letter within the 14-days specified.
The attached rule 14a-8 proposal:
[VZ: Rule 14a-8 Proposal, October 28, 2013]
4* – Special Shareowner Meetings
was submitted using a method in use for at least 15-years. This is to reconfirm the attached cover letter and proposal. I am the sole proponent of this proposal.

Sincerely,



Kenneth Steiner

11-19-2013
Date

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Lowell C. McAdam
Chairman of the Board
Verizon Communications Inc. (VZ)
140 West Street Fl 29
New York NY 10007
Phone: 212 395-1000

Dear Mr. McAdam,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-16-13
Date

cc: William L. Horton, Jr.
Corporate Secretary
Mary Louise Weber <mary.l.weber@verizon.com>
Assistant General Counsel
PH: (908) 559-5636
FX: 908-696-2068

[VZ: Rule 14a-8 Proposal, October 28, 2013]
4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for its board and F for executive pay – $28 million for Lowell McAdam plus 29 years pension credit. Unvested equity pay would not lapse upon CEO termination. Our company had not linked environmental or social performance to its incentive pay policies.

Donald Nicolaisen was on our audit committee and was "overboarded" with seats on 4 boards. Joseph Neubauer received our highest negative votes and, with 18 years long-tenure, chaired our Executive Pay Committee. GMI said there was not one audit committee member who had substantial industry knowledge. There was not one independent member of our board who had expertise in risk management.

GMI said Verizon had come under investigation, or had been subject to fine, settlement or conviction for obstruction of justice or false statements. Our company had also come under investigation or had been subject to fine, settlement or conviction for unfair labor practices or other labor violations (direct or supply chain). Verizon had not implemented OSHAS 18001 as its occupational health and safety management system. Our company was not a UN Global Compact signatory.

GMI said Verizon was rated as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 91% of companies. Verizon also had higher shareholder class action litigation risk than 97% of all rated companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

Notes:
Kenneth Steiner,*** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Mary Louise Weber
Assistant General Counsel


verizon

One Verizon Way
VC54S440
Basking Ridge, New Jersey 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

November 22, 2013

Via Email and Federal Express

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

It has come to our attention that the shareholder proposal that you submitted, purportedly on behalf of Kenneth Steiner, to Verizon Communications Inc. ("Verizon") for inclusion in the proxy statement to be distributed in connection with Verizon's 2014 annual meeting of shareholders appears to contain proprietary and copyrighted material of GMI Ratings. As you may know, use of this material without GMI Ratings' permission or authorization may be considered, among other things, copyright infringement in violation of Title 17 of the U.S. Copyright Act of 1976. Therefore, Verizon requires proof that (i) the proponent of the proposal has received a right and license from GMI Ratings to use its proprietary and copyrighted material in the proposal and (ii) the proponent has the right to sublicense Verizon to use it. In addition, Verizon requires a copy of the proprietary report in order to verify the accuracy of the statements contained in the proposal that are attributed to the report.

Please do not hesitate to contact me if you have any questions.

Very truly yours,

Mary Louise Weber

Mary Louise Weber

Cc: William L. Horton, Jr.

Weber, Mary L

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 04, 2013 12:59 PM
To: Weber, Mary L

Subject: November 22, 2013 letters (VZ)

Dear Ms. Weber,
In regard to the unusual company November 22, 2013 letters, which encouraged questions, the company has apparently given up on its encouragement of question due to its failure to respond to my November 28, 2013 email message. In any event the reference to GMI data appears to be "fair use" under applicable copyright law.
cc: William Steiner
Kenneth Steiner

EXHIBIT C

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

WASTE CONNECTIONS, INC., Plaintiff,	)	Civil Action:
v.	)	
JOHN CHEVEDDEN, JAMES McRITCHIE and MYRA K. YOUNG, Defendants.	)	

PLAINTIFF'S ORIGINAL COMPLAINT

Plaintiff Waste Connections, Inc. ("WCN") files this complaint for declaratory judgment against Defendants John Chevedden ("Chevedden"), James McRitchie ("McRitchie") and Myra K. Young ("Young"). WCN seeks a judgment declaring that it is permitted to exclude Defendants' shareholder proposal from its proxy statement.[1]

Summary of the Action

1. Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8") governs the submission of shareholder proposals for inclusion in a company's proxy statement and the bases on which companies may properly exclude such proposals. *See* 17 C.F.R. § 240.14a-8. Because Defendants' proposal falls within the express grounds on which proposals may be excluded under Rule 14a-8, and because Defendants have not otherwise

[1] As explained in more detail below, Defendant Chevedden has attempted to submit a shareholder proposal purportedly on behalf of Defendants McRitchie and Young. Although WCN herein at times refers to the proposal as "Defendants' proposal" or "their proposal" for convenience, as explained in more detail below neither Defendant McRitchie nor Defendant Young actually expressed support for the proposal at issue. WCN, in using the terms "Defendants' proposal" or "their proposal" for convenience, does not concede otherwise.

complied with Rule 14a-8, the proposal may be excluded from WCN's proxy statement. WCN must draft, finalize and mail to shareholders its proxy statement in advance of its annual meeting scheduled for June 14, 2013. These timing and logistical constraints cause WCN to seek a declaration from this Court as soon as is practicable that the proposal may be excluded from its proxy statement.

Parties

2. Plaintiff WCN is a Delaware corporation, with its principal office and place of business in The Woodlands, Texas.

3. Defendant Chevedden is an individual residing in Redondo Beach, California, and may be served with process and a copy of this complaint at *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

4. Defendant McRitchie is an individual residing in Elk Grove, California, and may be served with process and a copy of this complaint at *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

5. Defendant Young is an individual residing in Elk Grove, California, and may be served with process and a copy of this complaint at *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Jurisdiction and Venue

6. This Court has federal question jurisdiction over this matter under 28 U.S.C. § 1331. This Court also has diversity jurisdiction over this matter under 28 U.S.C. § 1332 because there is complete diversity between Plaintiff and Defendants. This Court also has jurisdiction over this matter under § 27 of the Securities Exchange Act of 1934, 15 U.S.C. § 78aa, because the acts or transactions complained of may be enforced in this district, and

because Defendants have transacted business in this district with respect to the matters at issue in this lawsuit.

7. This Court has the power to grant declaratory relief under 28 U.S.C. § 2201. There is an actual controversy between WCN and Defendants. Defendant Chevedden, purportedly on behalf of and with the collaboration of Defendants McRitchie and Young, has sought the inclusion of a proposal in WCN's proxy statement for its upcoming annual meeting of stockholders, even though the proposal is properly excluded according to the express text of Rule 14a-8 and Defendants have failed to comply with numerous requirements of the applicable proxy rules, including failing to provide the required proof of ownership that is a prerequisite to including a proposal in a proxy statement.

8. Personal jurisdiction and venue are proper in this district because Defendants directly, intentionally and repeatedly have transacted business in this district that is central to the issues in this lawsuit. Defendant Chevedden, purportedly on behalf of and with the collaboration of Defendants McRitchie and Young, sent numerous letters and e-mails to WCN in this district seeking to influence how WCN conducts business in this district. Defendant Chevedden, purportedly on behalf of the other Defendants, seeks consideration of a shareholder proposal at WCN's next annual shareholder meeting on June 14, 2013, which will be held in this district. Defendants have therefore sought to influence how WCN conducts its business in this district despite failing to comply with the applicable proxy rules or demonstrating the requisite ownership of WCN shares. A substantial part of the events giving rise to, and at issue in, this lawsuit occurred in this district.

Facts

A. Plaintiff WCN

9. WCN is an integrated waste services company that provides, among other services, solid waste collection, transfer, disposal and recycling service to more than two million residential, commercial, industrial and exploration and production customers through a network of operations in 31 states. WCN's common stock is traded on the New York Stock Exchange.

B. Defendant Chevedden

10. Defendant Chevedden does not appear to own a single share of WCN stock.

11. He does, however, submit more shareholder proposals to U.S. corporations than anyone in history. In one recent 10-year period, for example, Defendant Chevedden accounted for 879 proposals considered by the staff of the U.S. Securities and Exchange Commission ("SEC") in no-action letters, while *everyone else in the world* accounted for 6,958 such proposals. In other words, over the course of a decade, Defendant Chevedden—all by himself—managed to account for more than 11% of the SEC's total no action letters on shareholder proposals. No other shareholder (whether an individual or an institution) even comes close to this volume—or the burden it imposes on the companies required to consider, evaluate and, where appropriate (as here), seek to exclude such shareholder proposals.

12. Despite—or perhaps because of—the sheer volume of Defendant Chevedden's shareholder proposals, he frequently fails to comply with the express requirements for such proposals, as set forth in Rule 14a-8, and, as a result, his proposals are routinely excluded from companies' proxy statements. As one company, Intel Corp., explained to the SEC in excluding one of Defendant Chevedden's proposals: "Mr. Chevedden and his tactics are well-known in

the stockholder proposal community. . . . [W]e are unaware of any other proponent who operates in such a manner, or on so widespread a basis, in disregarding the Commission's stockholder proposal rules." *Intel Corp., SEC No-Action Letter (2004-2011)*, Fed. Sec. L. Rep. (CCH) ¶ 76,074, Letter from R. Mueller to SEC Div. of Corp. Fin. at 3 (Mar. 13, 2009).[2]

13. Defendant Chevedden's current proposal—which he attempts to submit based on the purported ownership of WCN shares by Defendants McRitchie and Young—similarly disregards the SEC's shareholder proposal rules.

C. The Now-Abandoned November 27, 2012 Proposal

14. On November 27, 2012, Defendant Chevedden sent an e-mail to WCN. Attached to that e-mail was a letter dated November 27, 2012, from Defendant McRitchie addressed to the chairman of WCN's board of directors (the "November 27, 2012 Letter"). That letter stated in part:

> I purchased stock in our company [WCN] because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements for continuous ownership of the required stock until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. *This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal*, and/or modification of it, for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. *Please direct all future communications regarding my Rule 14a-8 proposal to John Chevedden* *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

(Emphases added.)

[2] SEC no-action letters regarding shareholder proposals pursuant to Rule 14a-8 since 2007 are available at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml.

15. Attached to Defendant McRitchie's November 27, 2012 Letter was a document entitled "[WCN: Rule 14a-8 Proposal, November 27, 2012], 4* Special Shareholder Meeting Right" (the "November 2012 Proposal"). The November 2012 Proposal sets forth the following proposal: "RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareholder meeting."

16. The November 2012 Proposal was quickly abandoned and replaced with another proposal.

D. The New December 6, 2012 Proposal

17. On December 6, 2012, Defendant Chevedden sent another e-mail to WCN. Attached to that e-mail was a copy of the same November 27, 2012 Letter (quoted above), except that near the top it included a handwritten notation stating "REVISED DEC. 6, 2012" (the "Revised November 27, 2012 Letter"). The Revised November 27, 2012 Letter does not reflect a new signature from Defendant McRitchie. Nevertheless, attached to the Revised November 27, 2012 Letter was a new and different shareholder proposal through a document entitled "[WCN: Rule 14a-8 Proposal, November 27, 2012; Revised December 6, 2012], Proposal 4* -- Elect Each Director Annually" (the "December 2012 Proposal"). The December 2012 Proposal contains the following proposal: "RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year [sic]."

18. Under Rule 14a-8(c), "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Accordingly, by submitting the

December 2012 Proposal, Defendant Chevedden abandoned, by operation of law, the November 2012 Proposal. The December 2012 Proposal is riddled with substantive and procedural deficiencies, as explained further below.

E. The December 2012 Proposal May Be Excluded From WCN's Proxy Materials Under Rule 14a-8

19. The December 2012 Proposal has at least four deficiencies, each of which independently warrants its exclusion from WCN's proxy materials.

1. Rule 14a-8 Expressly Permits the Exclusion of Proposals That Would Remove Directors From Office Before Their Terms Expire

20. Rule 14a-8 imposes requirements on shareholders seeking to make a proposal for inclusion in a company's proxy statement and sets forth certain substantive bases on which companies may exclude shareholder proposals. One such basis is in Rule 14a-8(i)(8)(ii), which provides that a company may exclude a shareholder proposal that "[w]ould remove a director from office before his or her term expired." That is precisely what Defendants' December 2012 Proposal would do. It is excludable on this basis alone.

21. Like many companies, WCN has a "staggered board" comprised of directors each having a three-year term. In any given year, approximately one third of the directors' terms expire, and the directors holding those terms stand for election (thus creating three director "classes" by year). Defendants' December 2012 Proposal seeks to cut short the terms of many of WCN's directors. It expressly would require WCN to "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition *within one-year* [sic]." (Emphasis added.) Indeed, if implemented following WCN's 2013 annual meeting, as Defendants insist, the December 2012 Proposal would cut short by one year the terms of two directors whose terms expire in 2015 and

would also cut short by two years the terms of two directors whose terms expire in 2016 if they are elected at the 2013 annual meeting.

22. The staff of the Division of Corporation Finance of the SEC (the "SEC Staff") has expressly and repeatedly confirmed that Rule 14a-8(i)(8)(ii) permits companies to exclude shareholder proposals that would remove directors from office before their terms expire—as Defendant Chevedden well knows. The SEC Staff has previously agreed that companies could exclude *his own* proposals on this exact basis. *See, e.g., Kinetic Concepts, Inc., SEC No-Action Letter (2004-2011),* WSB File No. 0321201127 (CCH) (Mar 21, 2011) (confirming the exclusion of Defendant Chevedden's proposal to require each director to stand for election annually); *id.*, Letter from S. Gupta to SEC Div. of Corp. Fin., Jan. 19, 2011 at 13 ("It has been a long-standing position of the Staff that proposals which have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired are considered to relate to a nomination or an election and are therefore excludable"); *Western Union Co., SEC No-Action Letter (2004-2011),* Fed. Sec. L. Rep. (CCH) ¶ 76,705 (Feb. 25, 2011) (confirming the exclusion of an identical proposal from another proponent "under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board"). The same result is warranted here.

23. WCN is therefore entitled to a declaratory judgment that the December 2012 Proposal may be excluded from its proxy statement.

2. Rule 14a-8 Does Not Permit Shareholders to Make "Proxy Proposals By Proxy," as Attempted Here

24. Rule 14a-8(h) requires that a shareholder personally appear at the shareholders' meeting to present his or her proposal, or designate a "representative . . . to present a proposal on your [the shareholder's] behalf." Section (h) is the only section of Rule 14a-8 that allows a

shareholder to appoint a representative to act on his or her behalf, and it is only for the limited purpose of presenting the shareholder's proposal at the shareholders' meeting. The rule does not contain *any* language permitting a shareholder to grant a proxy to another person in advance of the shareholders' meeting in order for that other person to submit a shareholder proposal for inclusion in a company's proxy statement.

25. Nevertheless, that is what Defendants try to do here. Defendant McRitchie attempts in the November 27, 2012 Letter to give "my proxy for [Defendant] John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it." This so-called "proxy" would permit Defendant Chevedden to designate yet another, unidentified person—including persons unknown to Defendant McRitchie—to advance proposals to WCN on Defendant McRitchie's behalf. Nothing in Rule 14a-8 contemplates this sort of "proxy proposal by proxy" scheme.

26. Making matters worse, the so-called proxy on which Defendant Chevedden relies in advancing the December 2012 Proposal does not actually authorize him to do so. *No* evidence has been provided to WCN (documentary or otherwise) demonstrating that Defendant McRitchie actually supports the December 2012 Proposal. The Revised November 27, 2012 Letter is merely a copy of the original November 27, 2012 Letter and was attached by Defendant Chevedden to the December 2012 Proposal. It says nothing about Defendant McRitchie's views on the December 2012 Proposal. Although the November 27, 2012 Letter (both in its original and revised forms) supposedly permits Defendant Chevedden to make a "modification" of the November 2012 Proposal, the December 2012 Proposal is not merely a "modification." Because the December 2012 Proposal concerns an entirely different topic (the annual election of directors) than the November 2012 Proposal (shareholders' ability to call a

special meeting), it is a brand new proposal. Defendant Chevedden submitted it on behalf of Defendant McRitchie without any documented authority to do so.

27. The problems with this "proxy proposal by proxy" approach run deeper still. Defendant Young—who, as explained below, may have some unspecified ownership interest in the same WCN shares as Defendant McRitchie—has never signed *any* document or otherwise expressed *any* support for *either* the November 2012 Proposal or the December 2012 Proposal. There is, therefore, no way of knowing what (if any) proposal she supports.

28. Accordingly, even if Rule 14a-8 permits the sort of "shareholder proposal by proxy" scheme that Defendant Chevedden relies upon here—which it does not—it necessarily would require the shareholder to grant a proxy that actually authorizes the proposal advanced on his or her behalf. Here, nothing in the November 27, 2012 Letter (original or revised) establishes that Defendant McRitchie or Defendant Young have authorized Defendant Chevedden to submit the December 2012 Proposal to WCN.

29. WCN is entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement for this reason, as well.

3. Defendants Did Not Comply With the Rule 14a-8 Deadline For Submission of Shareholder Proposals

30. Rule 14a-8(e)(2) establishes a deadline for submitting shareholder proposals. That deadline must be set forth in the company's proxy statement for the prior year, and calculated such that a shareholder "proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Here, the relevant date was set forth in WCN's 2012 proxy materials, which specified that

stockholder proposals must be received by WCN no later than the close of business on December 6, 2012 to be considered for inclusion in the 2013 proxy materials.

31. Defendants did not meet this deadline. At no time on or before the December 6, 2012 deadline did Defendants submit the December 2012 Proposal signed by *either* Defendant McRitchie or Defendant Young (much less by both of them), the only two people who may have an ownership interest in the relevant WCN shares. As noted above, the Revised November 27, 2012 Letter was received on December 6, 2012, but it is merely a copy of the earlier November 27, 2012 Letter with a handwritten notation, not a new signature from Defendant McRitchie and not attached to the December 2012 Proposal—there is thus no indication that he supports the December 2012 Proposal at all (much less by the December 6, 2012 deadline). The only purported signatures WCN received from Defendant Young were, as detailed below, dated "12/12/2012" and "12/20/2012" —well past the December 6, 2012 deadline—and, in any case, those signatures also were not attached to the December 2012 Proposal, and thus fail to express any support for it.

32. WCN is entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement based on Defendants' failure to meet the deadline imposed by Rule 14a-8(e)(2).

4. Defendants Have Not Satisfied the Ownership Requirements of Rule 14a-8(b)

33. Rule 14a-8(b) sets forth the ownership requirements for shareholder proposals. According to Rule 14a-8(b), "to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

34. Importantly, the November 2012 Proposal was the *second proposal* that Defendants Chevedden and McRitchie submitted to WCN. The first was in 2011. However, the alleged proofs of ownership they produced in 2011 and 2012 were materially different and inconsistent, thus raising significant unanswered questions regarding whether Defendants possess the requisite ownership of WCN shares to advance a shareholder proposal.

35. In December 2011, Defendant Chevedden submitted a Rule 14a-8 proposal to WCN, also on behalf of Defendant McRitchie (the "2011 Proposal"). The 2011 Proposal was to eliminate supermajority voting rights from WCN's charter and bylaws. To satisfy the ownership requirements of Rule 14a-8(b) in connection with the 2011 Proposal, on December 29, 2011, Defendant Chevedden sent to WCN an e-mail attaching a letter dated December 28, 2011, from Nancy LeBron, Resource Specialist, TD Ameritrade to Defendant McRitchie (the "2011 TD Ameritrade Letter") stating in part: "Pursuant to your request, this letter is to confirm that you have continuously held no less than 300 shares of Waste Connections (WCN) since November 15, 2010 in your . . . account ending in ***FISMA & OMB Memorandum M-07-16***." The 2011 TD Ameritrade Letter is not addressed to, and does not mention, Defendant Young. The 2011 TD Ameritrade Letter does not include a signature from Ms. LeBron. Nevertheless, WCN determined not to exclude the 2011 Proposal, which accordingly was included in WCN's 2012 proxy materials and voted on at WCN's 2012 annual meeting.

36. With respect to their November 2012 Proposal, in an effort to satisfy the stock ownership requirements of Rule 14a-8(b), on November 28, 2012, Defendant Chevedden sent an e-mail to WCN attaching another letter from TD Ameritrade, this one dated November 28, 2012, from Jill Phillips, Resource Specialist, TD Ameritrade, addressed to *both* Defendant McRitchie *and* Defendant Young (the "2012 TD Ameritrade Letter") stating in part: "Pursuant

to your request, this letter is to confirm that you have continuously held no less than . . . 337 shares of WCN since 12/29/2003 in your account ending in *** FISMA & OMB Memorandum M-07-16 *** The 2012 TD Ameritrade Letter (unlike the 2011 TD Ameritrade Letter) did contain what purports to be a signature from its sender. As explained further below, the 2012 TD Ameritrade Letter is materially different from, and inconsistent with, the 2011 TD Ameritrade Letter in numerous other ways.

37. With respect to their December 2012 Proposal, as proof of ownership Defendants Chevedden and McRitchie attempted to rely upon the same 2012 TD Ameritrade Letter that was submitted with the November 2012 Proposal.

a. WCN's First Deficiency Notice to Defendants

38. On December 11, 2012, WCN sent a letter to Defendant Chevedden setting forth the deficiencies in Defendants' proof of ownership of the requisite WCN shares (the "First Deficiency Notice"). The First Deficiency Notice explained:

> In order to submit a Rule 14a-8 proposal, Rule 14a-8(b) requires the stockholder proponents to have continuously held at least $2,000 in market value, or 1%, of the subject company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. Rule 14a-8(b)(2) requires, among other things, the submission of (1) a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year, or (2) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and or Form 5, or amendments to those documents or updated forms, filed with the SEC reflecting ownership of the shares as of or before the one-year eligibility period.

39. The First Deficiency Notice went on to explain that the 2012 TD Ameritrade Letter did not satisfy these requirements for several reasons. The 2012 TD Ameritrade Letter was addressed to both Defendant McRitchie and Defendant Young, but she is not a party to (and did not express support for) either the November 2012 Proposal or the December 2012 Proposal submitted by Defendants. It is unclear what ownership relationship over the WCN shares exists between Defendant McRitchie and Defendant Young. To the extent that

Defendant McRitchie and Defendant Young are co-owners of the WCN shares, the First Deficiency Notice explained that the December 2012 Proposal was deficient "in that it was not executed by all of the co-owners of the shares."

40. In addition, the First Deficiency Notice pointed out that "a comparison of the 2012 TD Ameritrade Letter with the December 28, 2011 letter from Nancy LeBron, Resource Specialist, TD Ameritrade (the '2011 TD Ameritrade letter') proffered in connection with the proposal submitted by you [Defendant Chevedden] on behalf of [Defendant] McRitchie for inclusion in the Company's 2012 proxy statement [the 2011 Proposal] reveals several inconsistencies with respect to the ownership of the shares of the Company's common stock held in the TD Ameritrade account ending ***FISMA & OMB Memorandum M-07-16*** These inconsistencies included the following:

> The 2011 TD Ameritrade Letter is addressed to Mr. McRitchie and states that he has continuously held "no less than 300 shares" of the Company's common stock in the account ending ***FISMA & OMB Memorandum M-07-16*** since November 15, 2010, whereas the 2012 TD Ameritrade Letter is addressed to Mr. McRitchie and Ms. Young and states that they have continuously held "no less than 337 shares" of the Company's common stock in the account ending ***FISMA & OMB Memorandum M-07-16*** since December 29, 2003. These inconsistencies in the identities of the account-holders, the holding periods for the shares and the number of shares purportedly held in the account have caused the Company to question the authenticity of both the 2012 TD Ameritrade Letter and 2011 TD Ameritrade Letter and therefore conclude that the electronic copy of the 2012 TD Ameritrade Letter is not sufficient evidence of ownership to meet the requirements of Rule 14a-8(b).

41. The First Deficiency Notice further explained what Defendant Chevedden and Defendant McRitchie would have to do to cure the deficiency in their proof of ownership:

> In order to correct this deficiency, the Company will require that TD Ameritrade prepare a new letter, addressed to the Company, that describes Mr. McRitchie's and any co-owner's ownership of the shares held in the account ending ***FISMA & OMB Memorandum M-07-16*** referred to in the 2012 TD Ameritrade Letter. The Company will require the original signed copy of this letter to be delivered or sent by mail to the Company. As discussed in Section C of Staff Legal Bulletin No. 14F, a copy of which is included with this letter for further clarification, the Staff of the SEC suggests that the required proof of ownership statement use the following format:

> As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities].

(Brackets in original.)

42. The First Deficiency Notice finally explained that, unless the deficiencies were corrected, Defendants' December 2012 Proposal would be excluded from WCN's proxy statement:

> Due to the deficiencies outlined above, the Company will exclude the 2013 Proposal from the upcoming 2013 proxy statement unless the deficiencies are cured as described above in compliance with the procedures set forth in Rule 14a-8(f)(1). Your responses curing these deficiencies must be postmarked no later than 14 calendar days from the date you receive this letter.... Additionally, even if the procedural deficiencies are cured, the Company reserves the right to exclude your proposal on other grounds specified in Rule 14a-8.

b. Defendant Chevedden's Response to the First Deficiency Notice

43. On December 13, 2012, Defendant Chevedden sent an e-mail to WCN (apparently with a copy to Defendant McRitchie), purporting to respond to the First Deficiency Notice. Rather than provide the information requested, or in the format suggested by the SEC Staff, Defendant Chevedden' e-mail asserted that "[i]t does not appear material if the broker rounded down the stock holdings in one letter as long as the value exceeded $2,000 in both letters," and attached another copy of the *initial* November 27, 2012 Letter—not the Revised November 27, 2012 Letter submitted with the December 2012 Proposal—with what appeared to be the name "Myra Le Young" photocopied on it.

44. This version of the November 27, 2012 Letter does not attach *any* shareholder proposal—neither the abandoned November 2012 Proposal nor the December 2012 Proposal—and includes an additional typed date ("12/12/2012") next to the new signature. As a result,

even if the handwriting on the letter were Defendant Young's signature (which is not at all clear), there would be no way of knowing what—if any—shareholder proposal she supported. The December 13, 2012 e-mail from Defendant Chevedden does not address any other deficiencies described in the First Deficiency Notice, including the inconsistencies between the 2011 TD Ameritrade Letter and the 2012 TD Ameritrade Letter.

c. WCN's Second Deficiency Notice to Defendants

45. On December 18, 2012, WCN sent a letter to Defendant Chevedden explaining that he had not cured the deficiencies in the December 2012 Proposal (the "Second Deficiency Notice"). The Second Deficiency Notice stated that Defendant Chevedden's December 13, 2012 email "did not adequately address the deficiencies raised by the Company." It explained that Defendants' response "does not adequately address why the holding periods [of WCN stock] between the two letters [from TD Ameritrade] is so radically different or how Myra K. Young could have been the co-owner of shares since 2003 yet was not mentioned as a co-owner in the 2011 TD Ameritrade Letter."

46. It further explained that "[w]e continue to believe that only an original letter from TD Ameritrade . . . can satisfactorily establish the ownership of the shares and we therefore reiterate the requirement that you provide the Company with such a letter. We believe that this request is consistent with Rule 14a-8(b)(2) which requires, among other things, a written statement from the 'record' holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the stockholder continuously held the shares for at least one year."

47. The Second Deficiency Notice questioned the authenticity of the photocopy of the signature of Defendant Young. Although not required to give Defendants another

opportunity to cure their deficiencies, the Second Deficiency Notice does so by asking, again, for an original letter from TD Ameritrade curing the ownership proof deficiencies once and for all. If these deficiencies were not cured, WCN explained that the December 2012 Proposal would be excluded from WCN's proxy.

d. Defendant Chevedden's Response to the Second Deficiency Notice

48. On December 26, 2012, one day after the 14-day cure period prescribed by Rule 14a-8(f)(1) had expired, Defendant Chevedden sent an e-mail to WCN (apparently with a copy to Defendant McRitchie) attaching another copy of the November 27, 2012 Letter, with two more handwritten names—another purported signature from Defendant Young and a signature from Defendant McRitchie (both of which were dated "12/20/2012"). As with the document transmitted by Defendant Chevedden on December 13, 2012, this version of the November 27, 2012 Letter does not attach *any* shareholder proposal—neither the abandoned November 2012 Proposal nor the December 2012 Proposal. As a result, even if the handwriting on the letter were Defendant Young's signature, there would be no way of knowing what—if any—shareholder proposal she supported. Moreover, once again, there was no explanation of why Defendant Young's name appears on the 2012 TD Ameritrade Letter but not on the 2011 TD Ameritrade Letter, and no indication of what proposal (if any) Defendant Young purportedly supports. Nor did the correspondence address any of the other concerns expressed in the First Deficiency Notice and the Second Deficiency Notice. No original letter from TD Ameritrade was ever provided.

49. On January 1, 2013, Defendant Chevedden sent an e-mail to WCN (again apparently with a copy to Defendant McRitchie) stating: "It is believed that the submittal letter emailed on December 26, 2012 more than addresses any valid concerns. Please let me know if

there is any further question." No further information or documentation has been provided by Defendants.

e. Defendants' Proof of Ownership is Inconsistent and Does Not Satisfy the Requirements of Rule 14a-8(b)

50. Defendants have not provided adequate proof of ownership under Rule 14a-8(b). Indeed, their repeated refusal to respond to simple requests that would establish their ownership under Rule 14a-8(b), or to explain material inconsistencies in their proffered proof of ownership, further underscores the conclusion that they have not, and cannot, meet the ownership requirements.

51. WCN is entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement for this reason, as well.

Declaratory Judgment

52. In accordance with 28 U.S.C. § 2201, an actual controversy exists between WCN and Defendants.

53. For the reasons set forth above, Defendants have not complied with the requirements of Rule 14a-8. Rule 14a-8(f) provides that, with respect to certain procedural deficiencies, "[t]he company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it." There is, however, no requirement that a company notify a shareholder of a deficiency if the deficiency cannot be corrected.

54. The majority of Defendants' deficiencies could not be corrected: the proposal's impermissible attempt to cut short the terms of existing directors, the unauthorized proxy for Defendant Chevedden to submit the December 2012 Proposal, and the missed deadline for submitting the proposal.

55. With respect to the deficiencies that potentially could have been corrected—Defendants' inadequate and inconsistent proof of ownership—WCN did notify Defendants through the First Deficiency Notice and the Second Deficiency Notice. Defendants never corrected those deficiencies.

56. WCN must file its preliminary proxy statement no later than April 25, 2013. WCN's annual meeting is scheduled to occur on June 14, 2013, and the final proxy materials for such meeting must be prepared, assembled, filed and mailed to shareholders 40 days in advance of that meeting. In addition, at least 10 days prior to mailing, WCN must file a preliminary proxy statement with the SEC under Rule 14a-6(a). Given the time required to prepare, assemble and file the necessary proxy materials, WCN needs to know as soon as is practicable whether it may exclude the November 2012 and the December 2012 Proposal from its proxy materials and, accordingly, WCN seeks from this Court a declaratory judgment to that effect.

Relief Sought

57. WCN requests that this Court declare that WCN properly may exclude the November 2012 Proposal and December 2012 Proposal from WCN's proxy materials under Rule 14a-8. WCN also requests judgment against Defendants for its costs, including attorneys' fees and expenses, and such other and further relief as the Court may deem just and proper.

Dated: January 24, 2013

Respectfully submitted,

/s/ Andrew J. Fossum
Andrew J. Fossum
Attorney-in-Charge
CA State Bar No. 250373
SD/TX Admissions No. 1146327
LATHAM & WATKINS LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Tel: (713) 546-5400
Fax: (713) 546-5401
E-mail: andrew.fossum@lw.com

Jeff G. Hammel, *pro hac vice* to be filed
Jason A. Kolbe, *pro hac vice* to be filed
LATHAM & WATKINS LLP
885 Third Avenue
New York, New York 10022
Tel: (212) 906-1200
Fax: (212) 751-4864
E-mail: jeff.hammel@lw.com
E-mail: jason.kolbe@lw.com

Counsel for Plaintiff
Waste Connections, Inc.

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS

Waste Connections, Inc.

(b) County of Residence of First Listed Plaintiff: Montgomery County, Texas
(EXCEPT IN U.S. PLAINTIFF CASES)

(c) Attorney's (Firm Name, Address, and Telephone Number)
Andrew J. Fossum, Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, Texas 77002, (713) 546-5400

DEFENDANTS

John Chevedden, James McRitchie and Myra K. Young

County of Residence of First Listed Defendant: Los Angeles County, California
(IN U.S. PLAINTIFF CASES ONLY)

NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

Attorneys (If Known)

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

- ☐ 1 U.S. Government Plaintiff
- ☒ 3 Federal Question (U.S. Government Not a Party)
- ☐ 2 U.S. Government Defendant
- ☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated or Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated and Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
- ☐ 110 Insurance
- ☐ 120 Marine
- ☐ 130 Miller Act
- ☐ 140 Negotiable Instrument
- ☐ 150 Recovery of Overpayment & Enforcement of Judgment
- ☐ 151 Medicare Act
- ☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
- ☐ 153 Recovery of Overpayment of Veteran's Benefits
- ☐ 160 Stockholders' Suits
- ☐ 190 Other Contract
- ☐ 195 Contract Product Liability
- ☐ 196 Franchise

REAL PROPERTY
- ☐ 210 Land Condemnation
- ☐ 220 Foreclosure
- ☐ 230 Rent Lease & Ejectment
- ☐ 240 Torts to Land
- ☐ 245 Tort Product Liability
- ☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
- ☐ 310 Airplane
- ☐ 315 Airplane Product Liability
- ☐ 320 Assault, Libel & Slander
- ☐ 330 Federal Employers' Liability
- ☐ 340 Marine
- ☐ 345 Marine Product Liability
- ☐ 350 Motor Vehicle
- ☐ 355 Motor Vehicle Product Liability
- ☐ 360 Other Personal Injury

PERSONAL INJURY
- ☐ 362 Personal Injury - Med. Malpractice
- ☐ 365 Personal Injury - Product Liability
- ☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
- ☐ 370 Other Fraud
- ☐ 371 Truth in Lending
- ☐ 380 Other Personal Property Damage
- ☐ 385 Property Damage Product Liability

CIVIL RIGHTS
- ☐ 441 Voting
- ☐ 442 Employment
- ☐ 443 Housing/ Accommodations
- ☐ 444 Welfare
- ☐ 445 Amer. w/Disabilities - Employment
- ☐ 446 Amer. w/Disabilities - Other
- ☐ 440 Other Civil Rights

PRISONER PETITIONS
- ☐ 510 Motions to Vacate Sentence
- Habeas Corpus:
- ☐ 530 General
- ☐ 535 Death Penalty
- ☐ 540 Mandamus & Other
- ☐ 550 Civil Rights
- ☐ 555 Prison Condition

FORFEITURE/PENALTY
- ☐ 610 Agriculture
- ☐ 620 Other Food & Drug
- ☐ 625 Drug Related Seizure of Property 21 USC 881
- ☐ 630 Liquor Laws
- ☐ 640 R.R. & Truck
- ☐ 650 Airline Regs.
- ☐ 660 Occupational Safety/Health
- ☐ 690 Other

LABOR
- ☐ 710 Fair Labor Standards Act
- ☐ 720 Labor/Mgmt. Relations
- ☐ 730 Labor/Mgmt. Reporting & Disclosure Act
- ☐ 740 Railway Labor Act
- ☐ 790 Other Labor Litigation
- ☐ 791 Empl. Ret. Inc. Security Act

IMMIGRATION
- ☐ 462 Naturalization Application
- ☐ 463 Habeas Corpus - Alien Detainee
- ☐ 465 Other Immigration Actions

BANKRUPTCY
- ☐ 422 Appeal 28 USC 158
- ☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
- ☐ 820 Copyrights
- ☐ 830 Patent
- ☐ 840 Trademark

SOCIAL SECURITY
- ☐ 861 HIA (1395ff)
- ☐ 862 Black Lung (923)
- ☐ 863 DIWC/DIWW (405(g))
- ☐ 864 SSID Title XVI
- ☐ 865 RSI (405(g))

FEDERAL TAX SUITS
- ☐ 870 Taxes (U.S. Plaintiff or Defendant)
- ☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
- ☐ 400 State Reapportionment
- ☐ 410 Antitrust
- ☐ 430 Banks and Banking
- ☐ 450 Commerce
- ☐ 460 Deportation
- ☐ 470 Racketeer Influenced and Corrupt Organizations
- ☐ 480 Consumer Credit
- ☐ 490 Cable/Sat TV
- ☐ 810 Selective Service
- ☒ 850 Securities/Commodities/ Exchange
- ☐ 875 Customer Challenge 12 USC 3410
- ☐ 890 Other Statutory Actions
- ☐ 891 Agricultural Acts
- ☐ 892 Economic Stabilization Act
- ☐ 893 Environmental Matters
- ☐ 894 Energy Allocation Act
- ☐ 895 Freedom of Information Act
- ☐ 900 Appeal of Fee Determination Under Equal Access to Justice
- ☐ 950 Constitutionality of State Statutes

V. ORIGIN (Place an "X" in One Box Only)

☒ 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district (specify) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to District Judge from Magistrate Judgment

VI. CAUSE OF ACTION

Cite the U.S. Civil Statute under which you are filing (**Do not cite jurisdictional statutes unless diversity**):
28 U.S.C. § 2201; 17 C.F.R. § 240.14a-8

Brief description of cause: Request for declaratory judgment authorizing Plaintiff to exclude Defendants' shareholder proposal from 2013 proxy materials.

VII. REQUESTED IN COMPLAINT:

☐ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23

DEMAND $

CHECK YES only if demanded in complaint:
JURY DEMAND: ☐ Yes ☑ No

VIII. RELATED CASE(S) IF ANY

(See instructions): JUDGE Judge Lee H. Rosenthal DOCKET NUMBER 4:12-cv-00137, 4:11-cv-00196

DATE: 1/24/13

SIGNATURE OF ATTORNEY OF RECORD: /s/ Andrew J. Fossum

FOR OFFICE USE ONLY

RECEIPT # ______ AMOUNT ______ APPLYING IFP ______ JUDGE ______ MAG. JUDGE ______

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

WASTE CONNECTIONS, INC., Plaintiff, v. JOHN CHEVEDDEN JAMES McRITCHIE and MYRA K. YOUNG, Defendants.	Civil Action: 4:13-cv-00176

PLAINTIFF WCN'S MOTION FOR SUMMARY JUDGMENT

Andrew J. Fossum
Attorney-in-Charge
LATHAM & WATKINS LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Tel: (713) 546-5400
Fax: (713) 546-5401
Email: andrew.fossum@lw.com

Jeff G. Hammel, admitted *pro hac vice*
Jason A. Kolbe, admitted *pro hac vice*
LATHAM & WATKINS LLP
885 Third Avenue
New York, New York 10022
Tel: (212) 906-1200
Fax: (212) 751-4864
Email: jeff.hammel@lw.com
Email: jason.kolbe@lw.com

Counsel for Plaintiff
Waste Connections, Inc.

February 22, 2013

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

REGULATIONS

OTHER AUTHORITIES

RULES

Plaintiff Waste Connections, Inc. ("WCN") files this motion for summary judgment against defendants John Chevedden, James McRitchie and Myra K. Young. WCN respectfully states as follows:

Nature and Stage of the Proceeding

WCN filed this case on January 24, 2013, seeking a declaratory judgment that the shareholder proposal defendants submitted to WCN may be excluded from its 2013 proxy statement pursuant to the rule governing such proposals, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8").

On February 1, 2013, defendants filed a motion to dismiss for lack of subject matter jurisdiction. On February 15, 2013, WCN filed its opposition to defendants' motion, and on February 21, 2013, defendants filed their reply. That motion has not been decided.

WCN now files this motion for summary judgment seeking a declaration that it may exclude defendants' proposal from its proxy materials. No discovery has been taken, and none is necessary for a judgment, as the material facts cannot reasonably be disputed. Because WCN must draft, finalize and mail to its shareholders a proxy statement by April 25, 2013, for an annual meeting on June 14, 2013, WCN will also shortly file a motion for a speedy hearing pursuant to Rule 57.

Issue to Be Decided & Standard of Review

Issue to be Decided: Whether WCN is entitled to summary judgment on its claim for a declaratory judgment that it can exclude defendants' shareholder proposal from its 2013 proxy materials as expressly permitted by Rule 14a-8, and because the proposal otherwise violates Rule 14a-8.

Standard of Review: "Under Rule 56, '[t]he court shall grant summary judgment if the movant shows that there is no genuine dispute as to any material fact and the movant is entitled to judgment as a matter of law.'" *ACE Am. Ins. Co. v. M-I, L.L.C.*, 699 F.3d 826, 830 (5th Cir. 2012) (quoting Fed. R. Civ. P. 56(c)(2)). The existence of a "genuine dispute" cannot be satisfied by "some metaphysical doubt as to the material facts, by conclusory allegations, by unsubstantiated assertions, or by only a scintilla of evidence." *Little v. Liquid Air Corp.*, 37 F.3d 1069, 1075 (5th Cir. 1994) (internal citations and quotation marks omitted). Moreover, "[a] plaintiff should not be required to wait indefinitely for a trial when the defendant has a meritless defense that can be resolved on motion for summary judgment." *Id.* at 1076. Ultimately, "[a] genuine issue of material fact exists if the evidence is such that a reasonable jury could return a verdict for the non-moving party." *Paz v. Brush Engineered Materials, Inc.*, 555 F.3d 383, 391 (5th Cir. 2009) (internal quotation marks and citations omitted).

Summary of the Argument

WCN seeks to exclude defendants' shareholder proposal from its proxy materials for its 2013 annual meeting. Rule 14a-8 sets forth the requirements for shareholder proposals, and the bases on which companies may properly exclude such proposals from proxy materials. *See* 17 C.F.R. § 240.14a-8, Appendix ("App.") A. Here, defendants' proposal may be excluded under Rule 14a-8 for four separate and independently sufficient reasons:

- The proposal seeks to cut short the terms of directors currently serving on WCN's board, an express ground for exclusion under Rule 14a-8(i)(8)(ii).
- Rule 14a-8 does not permit Mr. Chevedden (who owns no WCN shares) to advance a proposal based on a purported "proxy" from other purported shareholders.
- The proposal was submitted after the deadline specified in WCN's 2012 proxy statement.
- Defendants failed to demonstrate the necessary ownership of WCN stock to submit a proposal.

Accordingly, WCN is entitled to a declaratory judgment that the proposal may be excluded.

A court in this District has granted this exact relief to two other companies seeking to exclude proposals from Mr. Chevedden—a well-known shareholder activist—under nearly identical circumstances. In *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010), Judge Rosenthal granted Apache's request for a declaratory judgment that Mr. Chevedden's proposal could be excluded because he failed to present "timely and adequate proof" that he met the stock ownership threshold in Rule 14a-8. *Id.* at 724. Similarly, in *KBR Inc. v. Chevedden*, 776 F. Supp. 2d 415 (S.D. Tex. 2011) ("*KBR I*"), the court reached the same conclusion where Mr. Chevedden again did not "timely submit" any document sufficient to establish the requisite ownership. *Id.* at 432; *see KBR Inc. v. Chevedden*, Civ. Action No. 4:11-cv-196, 2011 WL 1463611, at *1-2 (S.D. Tex. Apr. 4, 2011) ("*KBR II*") (granting summary judgment to KBR in part for reasons set forth in *KBR I*), App. B. Here, judgment in WCN's favor is even more appropriate, because defendants' proposal is flawed in even *more* ways than Mr. Chevedden's proposals to Apache and KBR.

This motion for summary judgment turns solely on legal issues and material facts that cannot reasonably be disputed. Accordingly, for the reasons more fully explained below, WCN seeks summary judgment declaring that defendants' proposal may be excluded from its 2013 proxy statement.

FACTUAL BACKGROUND

A. Parties

1. Plaintiff WCN

WCN is an integrated waste services company. *See* Waste Connections, Inc., Schedule 14A (Apr. 6, 2012) ("WCN Sch. 14A"), Exhibit ("Ex.") A to the Affidavit of Patrick J. Shea dated February 22, 2013 ("Shea Aff."), App. H. Like many companies, WCN has a "staggered board" comprised of directors each having a three-year term. (*See id.* at 4.) In any given year, approximately one third of the directors' terms expire, and the directors holding those terms stand for election (thus creating three director "classes" by year). (*See id.* at 4.)

WCN's 2012 proxy materials expressly required that stockholder proposals must be received by WCN no later than the close of business on December 6, 2012 to be considered for inclusion in proxy materials for WCN's 2013 annual meeting. (*See id.* at 58.)

2. Defendants

Mr. Chevedden does not contend that he owns a single share of WCN stock. (*See* Shea Aff ¶ 13 (indicating that WCN received no materials other than the ones discussed below, which do not include any assertion that Chevedden owns WCN stock).) He is, however, apparently the most prolific shareholder activist for U.S. corporations in history. In 2011, Mr. Chevedden personally made 30 out of all 240 Rule 14a-8 proposals nationwide, and in 2012, he made 37 out of all 207 proposals. *See* Georgeson Inc., 2011 Annual Corporate Governance Review, Fig. 16 at 31-34; Georgeson Inc., 2012 Annual Corporate Governance Review, Fig. 16 at 34-37, (together, the "Georgeson Reports"), App. C. Thus, over these two years, Mr. Chevedden made 67 proposals, out of a total of 447 proposals by all other shareholders in the world. In other words, Mr. Chevedden—all by himself—managed to account for nearly 15% of Rule 14a-8 proposals in the U.S. for this two-year period.[1] Here, as explained below, Mr. Chevedden purports to submit a shareholder proposal to WCN on behalf of Mr. McRitchie and possibly Ms. Young.

[1] In fact, this percentage is likely much higher. The numbers above account only for proposals submitted in Mr. Chevedden's name, and exclude other proposals he has made supposedly on behalf of individuals like Mr. McRitchie.

B. Defendants' Proposals Submitted to WCN

1. The December 2011 Proposal

It is important to understand that, more than a year ago, in December 2011, Mr. Chevedden submitted a Rule 14a-8 proposal to WCN on behalf of Mr. McRitchie (the "2011 Proposal"). Rule 14a-8(b) requires a shareholder to have "continuously held $2,000 in market value, or 1%" of the securities to be voted on through the date of the shareholder meeting for at least a year. 17 C.F.R. § 240.14a-8(b)(2). To attempt to satisfy these ownership requirements, on December 29, 2011, Mr. Chevedden sent to WCN an email attaching a letter dated December 28, 2011, from Nancy LeBron, Resource Specialist, TD Ameritrade to Mr. McRitchie (the "2011 TD Ameritrade Letter"). (*See* Email from *** FISMA & OMB Memorandum M-07-16 *** [Chevedden's email address] to Pat Shea re: "[spam] Rule 14a-8 Proposal (WCN) tdt," Dec. 29, 2011, attaching 2011 TD Ameritrade Letter, Shea Aff. Ex. B.) The 2011 TD Ameritrade Letter stated in part: "Pursuant to your request, this letter is to confirm that you have continuously held no less than 300 shares of Waste Connections (WCN) since November 15, 2010 in your . . . account ending in FISMA & OMB Memorandum M-07-16 (2011 TD Ameritrade Letter, Shea Aff. Ex. B.) The 2011 TD Ameritrade Letter is not addressed to, and does not mention, Ms. Young. (*See id.*) The 2011 TD Ameritrade Letter does not include a signature from Ms. LeBron. (*See id.*)

WCN included the 2011 Proposal in its 2012 proxy materials. (*See* WCN Sch. 14A, Shea Aff. Ex. A.) As explained below, this earlier proposal, and the proof of ownership submitted with it, are inconsistent with the proof submitted for their current proposal.

2. The Now-Abandoned November 27, 2012 Proposal

The following year, on November 27, 2012, Mr. Chevedden sent an email to WCN. (*See* Email from FISMA & OMB Memorandum M-07-16 to Pat Shea re: "Rule 14a-8 Proposal (WCN)," Nov. 27, 2012, Shea Aff. Ex. C.) Attached to that email was a letter dated November

27, 2012, from Mr. McRitchie addressed to the chairman of WCN's board of directors (the "November 27, 2012 Letter"). (*See* Shea Aff. Ex. C.) That letter stated in part:

> I purchased stock in our company [WCN] because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements for continuous ownership of the required stock until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. *This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal*, and/or modification of it, for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. *Please direct all future communications regarding my Rule 14a-8 proposal to John Chevedden* *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

(*Id.* (emphasis added).)

Attached to Mr. McRitchie's November 27, 2012 Letter was a document entitled "[WCN: Rule 14a-8 Proposal, November 27, 2012] 4* – Special Shareholder Meeting Right" (the "November 2012 Proposal"). (*See* Shea Aff. Ex. C.) The November 2012 Proposal sets forth the following proposal:

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

(*Id.*)

With respect to the November 2012 Proposal, in an effort to satisfy the stock ownership requirements of Rule 14a-8(b), on November 28, 2012, Mr. Chevedden sent an email to WCN attaching a different letter from TD Ameritrade than the 2011 TD Ameritrade Letter. (*See* Email from FISMA & OMB Memorandum M-07-16 to Pat Shea re: "Rule 14a-8 Proposal (WCN) tdt," Nov. 28, 2012, Shea Aff. Ex. D.) This new letter, dated November 28, 2012, from Jill Phillips, Resource Specialist, TD Ameritrade, was addressed to *both* Mr. McRitchie *and* Ms. Young (the "2012 TD Ameritrade Letter"). (*See* Shea Aff. Ex. D.) The 2012 TD Ameritrade Letter stated in part: "Pursuant to your request, this letter is to confirm that you have continuously held no less than . . . 337 shares of WCN since 12/29/2003 in your account ending in FISMA & OMB Memorandum M-07-16 (*Id.*) The 2012 TD Ameritrade Letter (unlike the 2011 TD Ameritrade Letter) did contain what purports to be a signature from its sender. (*See id.*) As explained below, the 2012 TD Ameritrade Letter is materially inconsistent with the 2011 TD Ameritrade Letter.

The November 2012 Proposal was quickly abandoned and replaced with another proposal.

3. The New December 6, 2012 Proposal

On December 6, 2012, Mr. Chevedden sent another email to WCN. (*See* Email from FISMA & OMB Memorandum M-07-16 to Pat Shea re: "Rule 14a-8 Proposal (WCN)**," Dec. 6, 2012, Shea Aff. Ex. E.) Attached to that email was a copy of the same November 27, 2012 Letter (quoted above), except that near the top it included a handwritten notation stating "REVISED DEC. 6, 2012" (the "Revised November 27, 2012 Letter"). (*See* Shea Aff. Ex. E.) The Revised November 27, 2012 Letter does not reflect a new signature from Mr. McRitchie. (*See id.*) Nevertheless, attached to the Revised November 27, 2012 Letter was a new and different shareholder proposal entitled "[WCN: Rule 14a-8 Proposal, November 27, 2012; Revised December 6, 2012] Proposal 4* – Elect Each Director Annually" (the "December 2012 Proposal"). (*See* December 2012 Proposal, Shea Aff. Ex. E.) The December 2012 Proposal contains the following proposal: "RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year [sic]." (*Id.*)

With respect to their December 2012 Proposal, neither Mr. Chevedden nor the other defendants submitted any additional proof of ownership. (*See id.* (lacking any stock ownership letter).) They thus rely on the same 2012 TD Ameritrade Letter that was submitted with the November 2012 Proposal. (*See id.*)

C. WCN's Deficiency Notices and Responses From Mr. Chevedden

1. WCN's First Deficiency Notice

On December 11, 2012, WCN sent a letter to Mr. Chevedden setting forth the deficiencies in defendants' proof of ownership of the requisite WCN shares (the "First Deficiency Notice"). (*See* Shea Aff. Ex. F.) The First Deficiency Notice explained that the 2012 TD Ameritrade Letter did not adequately demonstrate defendants' ownership of WCN stock under Rule 14a-8(b) for several reasons. First, WCN pointed out that the 2012 TD Ameritrade Letter was addressed to both Mr. McRitchie and Ms. Young, but she is not a party to (and did not express support for) either the November 2012 Proposal or the December 2012 Proposal submitted by defendants. (*See id.*) To the extent Mr. McRitchie and Ms. Young co-own the shares, WCN explained that the December 2012 Proposal was deficient "in that it was not executed by all of the co-owners of the shares." (*Id.* at 1-2.)

Second, the First Deficiency Notice pointed out the many discrepancies between the 2011 TD Ameritrade Letter and the 2012 TD Ameritrade Letter, which both purportedly related to the same account. (*See id.* at 2.) Specifically, WCN explained that the account holders, minimum numbers of shares, and holding periods each differed between the two letters. (*See id.*) "These inconsistencies," WCN stated, "have caused the Company to question the authenticity" of both letters and therefore to conclude "that the electronic copy of the 2012 TD

Ameritrade Letter is not sufficient evidence of ownership to meet the requirements of Rule 14a-8(b)." (*Id.* at 2.)

Third, the First Deficiency Notice explained what Mr. Chevedden and Mr. McRitchie would have to do to cure the deficiency in their proof of ownership:

> In order to correct this deficiency, the Company will require that TD Ameritrade prepare a new letter, addressed to the Company, that describes Mr. McRitchie's and any co-owner's ownership of the shares held in the account ending FISMA & OMB Memorandum M-07-16 referred to in the 2012 TD Ameritrade Letter. The Company will require the original signed copy of this letter to be delivered or sent by mail to the Company. As discussed in Section C of Staff Legal Bulletin No. 14F, a copy of which is included with this letter for further clarification, the Staff of the SEC suggests that the required proof of ownership statement use the following format:
>
> As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities].

(*Id.* (brackets in original)) The First Deficiency Notice finally advised that, unless the deficiencies were corrected, the December 2012 Proposal would be excluded from WCN's proxy statement. (*Id.* at 2-3.)

2. Mr. Chevedden's Response to the First Deficiency Notice

On December 13, 2012, Mr. Chevedden sent an email to WCN purporting to respond to the First Deficiency Notice, apparently with a copy to Mr. McRitchie. (*See* Email from FISMA & OMB Memorandum M-07-16 to Pat Shea re: "Rule 14a-8 Proposal (WCN)," Dec. 13, 2012 ("December 13 Email"), Shea Aff. Ex. G.) However, rather than provide the information requested, or in the format suggested by the SEC Staff, Mr. Chevedden's email asserted that "[i]t does not appear material if the broker rounded down the stock holdings in one letter as long as the value exceeded $2000 [sic] in both letters," and attached another copy of the *initial* November 27, 2012 Letter—not the Revised November 27, 2012 Letter submitted with the

December 2012 Proposal—with what appeared to be the name "Myra Le Young" photocopied on it (the "December 13 Copy"). (*See* Shea Aff. Ex. G.) This version of the November 27, 2012 Letter does not attach *any* shareholder proposal, and includes an additional typed date ("12/12/2012") next to the new signature. (*See id.*) It therefore offered no indication that Ms. Young actually supported the December 2012 Proposal. The December 13 Email did not address any other deficiencies described in the First Deficiency Notice. (*See id.*)

3. WCN's Second Deficiency Notice to Defendants

On December 18, 2012, WCN sent a letter to Mr. Chevedden explaining that he had not cured the deficiencies in the December 2012 Proposal (the "Second Deficiency Notice"). (*See* Shea Aff. Ex. H.) The Second Deficiency Notice stated that the December 13 Email did not explain any of the discrepancies between the two letters from TD Ameritrade. (*Id.*) The Second Deficiency notice also questioned the authenticity of the apparently-photocopied signature from "Myra Le Young" on the December 13 Copy. (*Id.* at 2.) Although not required to do so, the Second Deficiency Notice again indicated that WCN would accept an original letter from TD Ameritrade curing the ownership proof deficiencies once and for all. (*See id.*)

4. Mr. Chevedden's Responses to the Second Deficiency Notice

On December 26, 2012, one day *after* the 14-day cure period prescribed by Rule 14a-8(f)(1) had expired, Mr. Chevedden sent another email to WCN, again apparently copying Mr. McRitchie. (*See* Email from FISMA & OMB Memorandum M-07- to Pat Shea re: "Rule 14a-8 Proposal (WCN)," Dec. 26, 2012 (the "December 26 Email"), Shea Aff. Ex. I.) The email attached another copy of the November 27, 2012 Letter, with two more handwritten names—another purported signature from Ms. Young and a signature from Mr. McRitchie (both of which were dated "12/20/2012") (the "December 26 Copy"). (*See* Shea Aff. Ex. I.) As with the document transmitted by Mr. Chevedden on December 13, 2012, this version of the November 27, 2012 Letter does not attach any shareholder proposal. (*See id.*) It therefore provided no evidence that Ms. Young supports the December 2012 Proposal. (*See id.*)

On January 1, 2013, Mr. Chevedden sent an email to WCN, again apparently copying Mr. McRitchie. (*See* Email from FISMA & OMB Memorandum M-07-16 to Pat Shea re: "Rule 14a-8 Proposal (WCN)," Jan. 1, 2013 (the "January 1 Email"), Shea Aff. Ex. J.) The January 1 Email stated, "It is believed that the submittal letter emailed on December 26, 2012 more than addresses any valid concern. Please let me know if there is any further question." (*Id.*)

No further information or documentation has been provided by defendants. (*See* Shea Aff. ¶ 13.)

ARGUMENT

Defendants' proposal is riddled with flaws under Rule 14a-8, and may therefore be excluded from WCN's proxy materials. This case is ripe for summary judgment. WCN's motion hinges on clear legal principles and an established record from which no reasonable fact-finder could conclude that defendants satisfied Rule 14a-8. *See Paz*, 555 F.3d at 391. All of the material facts—the substance of defendants' proposal, the dates of submission, the contents of their purported proof of stock ownership, and the documents purporting to give Mr. Chevedden proxy power—appear on the face of documents provided to WCN by Mr. Chevedden, and are thus beyond any reasonable dispute. Nor can defendants offer any additional evidence at this point, even if it would be material to whether they *could* have met the requirements of Rule 14a-8 last year. As recognized in *Apache*, after the deadline for shareholder proposals has expired, further evidence regarding a proponent's qualifications is irrelevant. *Apache*, 696 F. Supp. 2d at 739 (declining to consider late-submitted proof of ownership from Mr. Chevedden). For these reasons, and as more fully explained below, WCN is now entitled to summary judgment on the merits.

I. THE DECEMBER 2012 PROPOSAL MAY BE EXCLUDED FROM WCN'S PROXY MATERIALS BECAUSE IT IS DEFECTIVE UNDER RULE 14A-8

Rule 14a-8 sets forth substantive bases on which companies may exclude shareholder proposals. The SEC recognizes that "*[o]nly a court* such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials." SEC Division of Corporation Finance, Informal Procedures Regarding Shareholder Proposals (emphasis added), *available at* http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8-informal-procedures.htm, App. D. Courts regularly allow companies to exclude proposals that fall within one of the forbidden categories in Rule 14a-8. *See, e.g., Grimes v. Centerior Energy Corp.*, 909 F.2d 529, 532-33 (D.C. Cir. 1990) (allowing exclusion of proposal related to capital expenditure approvals under the ordinary business operations exclusion in 14a-8(i)(7) (formerly (c)(7)); *Roosevelt v. E.I. Du Pont de Nemours & Co.*, 958 F.2d 416, 425 (D.C. Cir. 1992) (allowing exclusion of proposal related to discontinuing the production of certain chemicals under ordinary business exception); *Lindner v. Am. Express Co.*, No. 10 Civ. 2228(JSR)(JLC), 2011 WL 2581745, at *6 (S.D.N.Y. June 27, 2011) (allowing exclusion of proposal that related to a personal grievance and was thus forbidden under 14a-8(i)(4)), App. G.

The same result—exclusion of the defendants' proposals—is warranted here for four separate and independently sufficient bases under Rule 14a-8.[2]

[2] The November 2012 Proposal need not be included in WCN's proxy materials because it is no longer in effect. Under Rule 14a-8(c), "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." 17 C.F.R. § 240.14a-8(c). Both proposals purport to be based on the same shares, those owned by Mr. McRitchie and possibly Ms. Young. (*See* 2012 TD Ameritrade Letter, Shea Aff. Ex. D; December 2012 Proposal, Shea Aff. Ex. E (lacking any additional proof of ownership other than the 2012 TD Ameritrade Letter submitted with the November 2012 Proposal).) Thus, the December 2012 Proposal necessarily nullified the November 2012 Proposal by operation of law—regardless of whether Mr. McRitchie or Ms. Young ever actually

A. Rule 14a-8 Expressly Permits the Exclusion of Proposals That Would Remove Directors From Office Before Their Terms Expire

Rule 14a-8(i)(8)(ii) expressly permits companies to exclude a shareholder proposal that "[w]ould remove a director from office before his or her term expired." 17 C.F.R. § 240.14a-8(i)(8)(ii). The staff of the Division of Corporation Finance of the SEC (the "SEC Staff") has expressly and repeatedly confirmed that Rule 14a-8(i)(8)(ii) permits companies to exclude shareholder proposals that would remove directors from office before their terms expire—as Mr. Chevedden well knows. The SEC Staff has previously agreed that companies could exclude *Mr. Chevedden's own* proposals on this exact basis. *See, e.g., Kinetic Concepts, Inc., SEC No-Action Letter (2004-2011),* WSB File No. 0321201127 (CCH) (Mar 21, 2011) (confirming the exclusion of Mr. Chevedden's proposal to require each director to stand for election annually), App. E; *id.*, Letter from S. Gupta to SEC Div. of Corp. Fin., Jan. 19, 2011 at 8 ("It has been a long-standing position of the Staff that proposals which have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired are considered to relate to a nomination or an election and are therefore excludable"); *Western Union Co., SEC No-Action Letter (2004-2011),* Fed. Sec. L. Rep. (CCH) ¶ 76,705 (Feb. 25, 2011) (confirming the exclusion of an identical proposal from another proponent "under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board"), App. F.

Here, the December 2012 Proposal violates Rule 14a-8(i)(8)(ii). In any given year, the terms for WCN directors in one of three board "classes" expire, and the directors

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supported (or even knew about) either proposal. *See* 17 C.F.R. § 240.14a-8(c). Defendants also concede that only the December 2012 Proposal is outstanding. (*See* Defendants' Motion and Supporting Memorandum to Dismiss for Lack of Subject Matter Jurisdiction at 4, *Waste Connections, Inc. v. Chevedden et al.*, No. 4:13-00176 (ECF No. 11) (Feb. 1, 2013) (stating that the "defendants' [sic] need not withdraw *their proposal*" (emphasis added)), Shea Aff. Ex. K.)

holding those terms stand for election, while directors in the other two classes continue to serve. (*See* WCN Sch. 14A at 4 (describing WCN's board structure), Shea Aff. Ex. A.) Defendants' proposal would require WCN to "take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition *within one-year* [sic]." (December 2012 Proposal, Shea Aff. Ex. E (emphasis added).) It would thus prematurely end the current terms of many of WCN's directors. Indeed, if implemented following WCN's 2013 annual meeting, as defendants insist, the December 2012 Proposal would cut short by one year the terms of two directors whose terms expire in 2015 and would cut short by two years the terms of two directors whose terms expire in 2016 if they are elected at the 2013 annual meeting. (*See* WCN Sch. 14A at 4-5, Shea Aff. Ex. A.)

WCN is entitled to exclude the December 2012 Proposal from its proxy statement pursuant to the express terms of Rule 14a-8(i)(8)(ii). This alone is sufficient for summary judgment.

B. Rule 14a-8 Does Not Permit Shareholders to Make "Proxy Proposals By Proxy," Nor to Grant Proxy Authority in Violation of Applicable State Law, as Attempted Here

Rule 14a-8(h) requires that a shareholder personally appear at the shareholders' meeting to present his or her proposal, or designate a "representative . . . to present a proposal on your [the shareholder's] behalf." 17 C.F.R. § 240.14a-8(h). Section (h) is the only section of Rule 14a-8 that allows a shareholder to appoint a representative to act on his or her behalf, and, by its terms, it is *only* for the purpose of presenting the shareholder's proposal at the shareholders' meeting. The rule does not contain *any* language permitting a shareholder to grant a proxy to another person in advance of the shareholders' meeting in order for that other person to submit a shareholder proposal for inclusion in a company's proxy statement.

Nevertheless, that is what defendants try to do here. In the November 27, 2012 Letter, Mr. McRitchie writes that he purports to give "my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it." (November 27, 2012 Letter, Shea Aff. Ex. C.) This so-called "proxy" would permit Mr. Chevedden to designate yet another, unidentified person—including persons unknown to Mr. McRitchie—to advance proposals to WCN on Mr. McRitchie's behalf. Nothing in Rule 14a-8 contemplates this sort of "proxy proposal by proxy" scheme.

The facts here illustrate the reasons for this limitation. Without it, companies would often confront exactly the type of ambiguity and confusion about the non-shareholder proponent's authority to submit a proposal present in this case. Supposedly in support of the December 2012 Proposal, Mr. Chevedden sent three separate copies of the November 27, 2012 Letter, but in none of these did anyone who actually owns WCN shares ever express support for the proposal.[3] Nor does the reference in the November 27, 2012 Letter to allowing Mr. Chevedden to make a "modification" of the November 2012 Proposal authorize the December 2012 Proposal. Because the December 2012 Proposal concerns an entirely different topic (the annual election of directors) (*see* December 2012 Proposal, Shea Aff. Ex. E) than the November 2012 Proposal (shareholders' ability to call a special meeting) (*see* November 2012 Proposal, Shea Aff. Ex. C), it is not a "modification," but a brand new proposal.

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[3] The Revised November 27, 2012 Letter, which accompanied the December 2012 Proposal, had no new signature from Mr. McRitchie. (*See* Revised November 27, 2012 Letter, Shea Aff. Ex. E.) The December 13 Copy also had no new signature from Mr. McRitchie, only an apparent photocopy of a signature from someone who may or may not be Ms. Young, and did not accompany *any* proposal. (*See* December 13 Copy, Shea Aff. Ex. G.) Likewise, although the December 26 Copy bore what appeared to be two original signatures, possibly from Mr. McRitchie and Ms. Young, it attached no proposal. (*See* December 26 Copy, Shea Aff. Ex. I.)

In any event, defendants' proposal violates Rule 14a-8(h) in yet another way because Mr. Chevedden has not demonstrated, as he must, that he has an adequate power of attorney under applicable state law. Rule 14a-8(h) requires that any party designated as a shareholder's proxy be "qualified under state law to present the proposal on your behalf." 17 C.F.R. § 240.14a-8(h). Under Delaware law, which applies to this question,[4] Mr. Chevedden would therefore need a "power of attorney" from a WCN shareholder, which is a "written authorization used to evidence an agent's authority to a third person." *Realty Growth Inv. v. Council of Unit Owners*, 453 A.2d 450, 454 (Del. 1982). The terms of a power of attorney must be "certain and plain," and powers of attorney are "strictly construed." *Id.* at 455. Here, however, *none* of the documents provided to WCN by Mr. Chevedden authorizes him to advance the December 2012 Proposal on behalf of Mr. McRitchie or Ms. Young. He clearly has not provided a power of attorney authorizing him to do so.

WCN is therefore entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement on the additional basis that it violates Rule 14a-8(h). *See* 17 C.F.R. § 240.14a-8(h).

C. Defendants Did Not Comply With the Rule 14a-8 Deadline For Submission of Shareholder Proposals

Rule 14a-8(e)(2) establishes a deadline for submitting shareholder proposals. That deadline must be set forth in the company's proxy statement for the prior year, and calculated such that a shareholder "proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." 17

[4] As used in Rule 14a-8, "state law" includes the law of the company's state of incorporation, which is Delaware in the case of WCN. *Cf. Apache Corp. v. New York City Employees' Retirement System*, 621 F. Supp. 2d 444, 449 (S.D. Tex. 2008) (looking to law of state of company's incorporation to interpret "ordinary business operations" exception in Rule 14a-8).

C.F.R. § 240.14a-8(e)(2). Here, the relevant date was set forth in WCN's 2012 proxy materials, which specified that stockholder proposals must be received by WCN no later than the close of business on December 6, 2012 to be considered for inclusion in the 2013 proxy materials. (*See* WCN Sch. 14A at 58, Shea Aff. Ex. A.)

Courts consistently enforce the submission deadline in Rule 14a-8(e)(2). Indeed, in *Apache*, the Court allowed the exclusion of a proposal from Mr. Chevedden in part because he provided untimely documentation. The Court stated that it "need not decide whether" a document provided after the deadline in Rule 14a-8(e)(2) "in combination with" an earlier letter could establish the requisite stock ownership under Rule 14a-8(b), because the document was not timely. *Apache*, 696 F. Supp. 2d at 739. Thus, the question of whether late-submitted documents *might* have allowed Mr. Chevedden to comply with Rule 14a-8, had he submitted them by the deadline, was irrelevant. *See also KBR I*, 776 F. Supp. 2d at 432 (allowing exclusion in part because Mr. Chevedden "has not timely submitted" documents that could prove ownership).

Defendants' failure to meet the Rule 14a-8(e)(2) deadline compels the same result in this case. At no time on or before the December 6, 2012 deadline did Mr. Chevedden submit the December 2012 Proposal signed by *either* Mr. McRitchie *or* Ms. Young (much less by both of them), the only two people who may have an ownership interest in the relevant WCN shares. The Revised November 27, 2012 Letter attaching the December 2012 Proposal is merely a copy of the earlier November 27, 2012 Letter supporting the November 2012 Proposal, and lacks a new signature from Mr. McRitchie. (*See* Revised November 27, 2012 Letter, Shea Aff. Ex. E.) The only purported signatures from Ms. Young were dated "12/12/2012" and

"12/20/2012"—well past the deadline—and in any event did not accompany *any* proposal.[5] (*See* December 13, 2012 Copy, Shea Aff. Ex. G; December 26, 2012 Copy, Shea Aff. Ex. I.) Thus, neither Mr. McRitchie nor Ms. Young expressed any support for the December 2012 Proposal by the deadline—nor indeed, at any time. The proposal may therefore be excluded from WCN's proxy materials. *See Apache*, 696 F. Supp. 2d at 739 (allowing exclusion and not considering untimely submissions); *see also KBR I*, 776 F. Supp. 2d at 432 (noting lack of timely proof of ownership).

For these reasons, WCN is also entitled to a declaratory judgment that it may exclude the December 2012 Proposal from its proxy statement based on defendants' failure to meet the deadline imposed by Rule 14a-8(e)(2). *See* 17 C.F.R. § 240.14a-8(e)(2).

D. Defendants Have Not Satisfied the Ownership Requirements of Rule 14a-8(b)

Rule 14a-8(b) sets forth the ownership requirements for shareholder proposals. According to Rule 14a-8(b), "to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." 17 C.F.R. § 240.14a-8(b). The burden to demonstrate ownership of sufficient shares falls on the shareholder, which must "prove [his] eligibility to the company." *Id.* § 240.14a-8(b)(2); *see Apache*, 696 F. Supp. 2d at 740 (company has no burden to verify alleged ownership for purposes of Rule 14a-8(b)).

---

[5] Although WCN did comply with the requirement in Rule 14a-8(f) to give Mr. Chevedden a 14-day cure period following a notice of deficiency, the failure to document that a shareholder even supports the proposal in the first place is not a curable defect listed in Rule 14a-8. These include only defects related to requirements for statements accompanying proposals, 14a-8(a), ownership requirements, 14a-8(b), number of proposals, 14a-8(c), and length of proposals, 14a-8(d). *See* 17 C.F.R. § 240.14a-8(f).

In both *Apache* and *KBR*, Judge Rosenthal held that Mr. Chevedden failed to carry his burden to demonstrate the requisite ownership. First, in *Apache*, Mr. Chevedden attempted to rely on a letter from an entity called RTS, which he described as a broker. *See Apache Corp.*, 696 F. Supp. 2d at 739-40. However, RTS was not the record owner of the securities, and was registered as an investment advisor, not a broker. *See id.* at 740. Mr. Chevedden refused Apache's request that he provide a statement from the registered owner, and instead suggested that Apache verify ownership of the shares. The court rejected this proposition and stressed that Apache was not required to verify Mr. Chevedden's allegations:

> Rule [14a-8] requires shareholders to "prove [their] eligibility." The parties agree that all Chevedden gave Apache as timely, relevant proof of ownership was the December 10 RTS letter. Apache has described its concerns about the reliability of the statements made in the RTS letter. It is not Apache's burden to investigate to confirm the statements or to engage in such steps as obtaining a [registered holders] list to provide independent verification of Chevedden's status as an Apache shareholder.

Id. at 739-40. Similarly, in *KBR*, Judge Rosenthal again concluded that a proposal from Mr. Chevedden could be excluded in part because he "submitted the same type of letter from RTS [that the] Court found insufficient in *Apache*." *KBR I*, 776 F. Supp. 2d at 432.

Like the RTS letters in those decisions, the only proof of ownership offered in this case is inherently unreliable, and therefore insufficient. Specifically, the 2011 TD Ameritrade Letter conflicts with the 2012 TD Ameritrade letter in terms of who owns the shares, what minimum amount(s) the owner(s) held, and for how long. (*Compare* 2011 TD Ameritrade Letter, Shea Aff. Ex. B (addressed only to Mr. McRitchie, specifying ownership of "no less than 300" shares since November 2010) *with* 2012 TD Ameritrade Letter, Shea Aff. Ex. D (addressed to Mr. McRitchie and Ms. Young, specifying ownership of "no less than 337 shares" since December 2003).) Based on the two letters, WCN cannot determine (i) whether

Mr. McRitchie and Ms. Young are co-owners of the shares, or have some other relationship; (ii) how Ms. Young could have some unspecified ownership interest in the shares from 2003 to 2012, yet not be mentioned at all as an owner for a period from 2010 through 2011; or (iii) how Mr. McRitchie (and possibly Ms. Young) could have held a minimum of 337 shares for a nearly nine-year period that includes the shorter period during which Mr. McRitchie had a minimum of only 300 shares.

Mr. Chevedden never answered these questions, despite receiving two opportunities to do so from WCN in the form of deficiency notices. (*See* First Deficiency Notice at 1, Shea Aff. Ex. F; Second Deficiency Notice, Shea Aff. Ex. H.) Nor did WCN ever receive any signed letter from the owner of the WCN shares in the format specified by the SEC, which WCN identified to Mr. Chevedden. (*See* First Deficiency Notice at 2, Shea Aff. Ex. F.) Defendants thus failed to carry their burden to "prove [their] eligibility to the company." 17 C.F.R. § 240.14a-8(b)(2). WCN had no independent obligation to investigate the details of the account identified in the TD Ameritrade letters. Instead, here, just as in *Apache*, "[i]t is not [the Company's] burden to investigate to confirm the [ownership] statements," or to attempt to obtain "independent verification" of defendants' holdings in WCN stock. *Apache*, 696 F. Supp. 2d at 740.

WCN is thus entitled to a declaratory judgment for the additional reason that the December 2012 Proposal does not comply with the requirements of Rule 14a-8(b).

CONCLUSION

For the reasons stated above, WCN respectfully requests that this Court declare that WCN properly may exclude the November 2012 Proposal and the December 2012 Proposal from WCN's proxy materials under Rule 14a-8.

Dated: February 22, 2013

Respectfully submitted,

/s/Andrew J. Fossum
Andrew J. Fossum
Attorney-in-Charge
CA State Bar No. 250373
SD/TX Admissions No. 1146327
LATHAM & WATKINS LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Tel: (713) 546-5400
Fax: (713) 546-5401
Email: andrew.fossum@lw.com

Jeff G. Hammel, admitted *pro hac vice*
Jason A. Kolbe, admitted *pro hac vice*
LATHAM & WATKINS LLP
885 Third Avenue
New York, New York 10022
Tel: (212) 906-1200
Fax: (212) 751-4864
Email: jeff.hammel@lw.com
Email: jason.kolbe@lw.com

Counsel for Plaintiff
Waste Connections, Inc.

CERTIFICATE OF SERVICE

I certify that on February 22, 2013, this document, as well as the accompanying appendices, were electronically transmitted to the Clerk of Court using the ECF System, and true and correct copies were caused to be served in accordance with the Federal Rules of Civil Procedure via First Class Mail via the United States Postal Service upon:

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Defendant

Mr. James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Defendant

-and-

Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Defendant

/s/ Andrew J. Fossum
Andrew J. Fossum

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

WASTE CONNECTIONS, INC.,	)	
Plaintiff,	)	Civil Action: 4:13-CV-00176-KPE
v.	)	
JOHN CHEVEDDEN, JAMES McRITCHIE and MYRA K. YOUNG,	)	
Defendants.	)	

ORDER DENYING DEFENDANTS' MOTION TO DISMISS AND GRANTING PLAINTIFF WCN'S MOTION FOR SUMMARY JUDGMENT

On April 4, 2013, the Court held a hearing on (i) the motion to dismiss filed by Defendants John Chevedden, James McRitchie, and Myra K. Young on February 1, 2013 (ECF No. 11), and (ii) the motion for summary judgment filed by Plaintiff Waste Connections, Inc. ("WCN") on February 22, 2013 (ECF No. 15).

The Court has considered the parties' briefing on Defendants' motion to dismiss, as well as the arguments presented at the April 4, 2013 hearing. The Court finds that WCN has standing to pursue the declaratory relief it seeks and that Defendants' motion to dismiss should be DENIED.

WCN's motion for summary judgment is unopposed. Having considered WCN's motion for summary judgment, including its supporting evidence, the Court concludes that WCN has met its burden of demonstrating that there is no genuine dispute as to the material facts. The Court therefore finds that WCN's motion for summary judgment should be GRANTED.

Accordingly, it is ORDERED that Defendants' Motion is DENIED and WCN's Motion is GRANTED.

Therefore, it is ORDERED that the shareholder proposals submitted to WCN by Defendants on November 27, 2012, and December 6, 2012, may be excluded from WCN's proxy statement pursuant to 17 C.F.R. § 240.14a-8.

Signed at Houston, Texas on 3 June, 2013.



United States District Judge